Form 20-F
period 2025-12-31
SKK Holdings Ltd
filed 2026-04-10
CIK 1991261

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2025

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

18,750,000 Ordinary Shares, US$0.00025 per share, as at December 31, 2025

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

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Form 20-F also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.2842 to $1.00 for December 31, 2025 amounts, S$1.3581 to $1.00 for December 31, 2024 amounts and S$1.3181 to $1.00 for December 31, 2023 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

ii

Recent Events

On April 14, 2025, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying us that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, we no longer meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. We had a 180-calendar day compliance period, or until October 13, 2025, in which to regain compliance with Nasdaq’s continued listing requirement. We did not regain compliance in the compliance period and requested an additional 180 calendar days to regain compliance. On October 17, 2025, we received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180-day extension, or until April 13, 2026, to regain compliance. The shares will continue to trade uninterrupted under the symbol “SKK” through the 180-day extension. On April 6, 2026, we effected a share consolidation on a 10 for 1 ratio. The objective of the share consolidation is to enable us to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the share consolidation, the number of issued and outstanding ordinary shares of the Company was reduced from 24,375,000 to 2,437,503. The disclosure throughout this report does not reflect the share consolidation, unless otherwise noted.

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

If we fail to retain business relationships with our top five (5) key customers or secure new customers, our business may be adversely affected

During the financial years ended December 31, 2025, 2024 and 2023, revenue derived from our top five (5) key customers, in the aggregate, accounted for approximately 96.0%, 90.2% and 87.0%, respectively, of our total revenue and our top key customer accounted for approximately 29.9%, 42.9% and 26.9% of our revenue, respectively. Because we have not entered into long-term contracts with any of our top five (5) key customers, and our services are provided to them on a project-by-project basis, our ability to obtain new business and generate recurring revenue from them is dependent on our maintaining good business relationships with them and subject to the stability of their operations and to their business strategies, both of which are beyond our control and our ability to predict. If our key customers decide to change their business strategies, such as downsizing their business or suspending or ceasing their marketing, development or expansion plans, their demand for our services may decrease or they may switch to only working with contractors that are willing to offer highly competitive tender/quotation prices or a longer progress payment period or to accept less commercially favorable terms. Any significant decrease in the number or contract value of projects obtained from our key customers and/or their significant delay in or failure to make payments could lead to loss of revenue and/or affect our liquidity and thus adversely affect our business. Accordingly, if we are unable to enter into business relationships with new customers to diversify our customer portfolio, our business may be adversely affected.

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

Social, economic, political and legal developments or instability, as well as any changes in government policies, in Singapore, could materially and adversely affect our business, results of operations, financial condition and business prospects

All our assets and business operations are located in Singapore and all of our revenue during the financial years ended December 31, 2025, 2024 and 2023 was derived from Singapore. Therefore, our business, results of operations, financial condition and business prospects are significantly exposed to the social, economic, political and legal developments primarily in Singapore. Uncertainties in these areas include, but are not limited to, the risks of war, regional conflicts, terrorism, extremism, nationalism, nullification of contracts, changes in interest rates, imposition of capital controls, foreign ownership restrictions and international sanctions, changes in government policies and introduction of new rules or regulations concerning our industry (such as minimum wage), as well as methods of taxation. In particular, events with adverse impact on investors’ confidence and risk appetites, such as general deterioration of the economy, mass civil disobedience movements (such as strikes and industrial actions), significant fluctuations in the stock exchange, deterioration of political relations or tightening of foreign investment may lead to a reduction in investment/development in the real estate sector and, in turn, affect our business, results of operations, financial condition and business prospects. We anticipate that Singapore will continue to be the principal base of our business operations in the near future. There is no assurance that any future changes in the existing government policies, economic, social and political conditions and the business environment in Singapore, some of which are beyond our control (such as natural disasters, pandemics/epidemics like the outbreak of COVID-19, severe acute respiratory syndrome, the H5N1 strain of avian influenza and the H1N1 strain of swine flu, acts of God and other disasters), will not have a negative effect on our business operations. Specifically, our business and results of operations could be materially and adversely affected by changes in laws and regulations concerning the construction industry, foreign investment, foreign labor, taxation and ownership and expropriation of property, as well as environmental or health and safety matters, in Singapore.

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

We operate in a competitive market

The civil engineering services sector in Singapore is competitive and relatively fragmented. As of April 6, 2026, there were 932 contractors registered with the BCA under the CW02 (civil engineering) workhead (of which 180 are of Grade C1), 523 contractors registered with the BCA under the CR07 (cable/pipe laying & road reinstatement) workhead (of which 71 are of Grade L5 and 29 are of Grade L6), 996 contractors registered with the BCA under the ME11 (mechanical engineering) workhead (of which 719 are of Grade L1), and 337 contractors registered with the BCA under the SY05 (electrical & electronic materials, products & components) workhead (of which 50 are of Grade L6). Industry players generally compete with each other on market position, industry reputation, track record, relationships with project owners, main contractors and industry professionals, such as project managers, and financial standing. Some of our competitors may have more manpower and resources, more qualifications entitling them to provide a wider scope of civil engineering and/or construction services, longer operating histories, greater financial strength, stronger relationships with customers and/or more established brand names and market recognition than we have. When we price our tenders or quotations or fix a contract price with our customers, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations. If we fail to adapt to market conditions and customer preferences expediently or otherwise fail to provide a competitive bid as compared to our competitors, our potential customer may turn to our competitors. As a result, our business, results of operations, financial condition and business prospects may be materially and adversely affected.

Higher prices of material, subcontracting, labor and other indirect costs may affect our results of operations and financial performance

A significant portion of our cost of sales is comprised of material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses. Our material costs, subcontracting costs, project related employee benefit expenses and miscellaneous project expenses totaled approximately $8.8 million, approximately $6.2 million and approximately $6.2 million for the financial years ended December 31, 2025, 2024 and 2023. Other ancillary costs include management costs, administrative costs, insurance costs and costs of institutional measures and government requirements. If labor costs, material costs and/or other indirect costs increase, our subcontractors may pass on the increase in their costs to us by increasing their subcontracting fees. If these costs continue to rise and we fail to pass on the increase to our customers, it could adversely impact our financial condition, operating results and cash flows.

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

Over 85.0% of our workforce is made up of foreign labor and inability to recruit and/or retain foreign labor could materially affect our operations and financial performance

Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of December 31, 2025, over 85% of our workforce was made up of foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in the levy payable to the Singapore government by employers for hired foreign workers (the “FWL”), or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is subject to the policies and regulations imposed by the Ministry of Manpower (“MOM”).

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

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19

The global pandemic outbreak of COVID-19 announced by the World Health Organization in March 2020 has generally only caused minor disruption to our operations as well as the operations of most of our customers and suppliers (except during the beginning of the COVID-19 pandemic when clusters were detected at multiple migrant worker dormitories in late March and April 2020 and a lot of our foreign workers were infected with COVID-19 or otherwise required to quarantine in their dormitories for over four (4) months), as our businesses are classified as essential services by the Singapore government which were allowed to operate normally during the COVID-19 pandemic. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses which may impact us and our customers and suppliers. If we or our customers and suppliers are forced to close down our/their businesses with prolonged disruptions to our/their operations, we may fail to fulfill our orders on time to our customers, experience a delay or shortage of raw materials, supplies and/or services by our suppliers or subcontractors, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our offices and workshop. In such event, our operations may be severely disrupted. If there is a resurgence of COVID-19, it may have a negative impact on the local, regional and global economy, which will have negative impacts on our customers’ businesses and hence our businesses will also be affected. All these may have a material and adverse effect on our business, financial condition and results of operations.

In addition, tightened travel restrictions by the Singapore or other governments may make it more difficult for us to hire suitable manpower from overseas jurisdictions. This may lead to stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on skilled labor which may be a material and adverse effect on our business, financial condition and results of operations.

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

The nature of our business exposes us to product liability claims and other legal proceedings

Our customers generally require a defect liability period (typically a period of 12 to 18 months after practical completion of a project) during which we are responsible for rectifying all defective works (if any) and may require a warranty period (which could range from two (2) to three (3) years after the issue of the certificate of practical completion) after practical completion during which we are responsible for making good all defects, damage or other faults arising from the choice of materials and performance of the works, which are our responsibilities under the relevant project contracts. There is no assurance that we and/or our subcontractors will be able to satisfy the aforementioned defect fixing requests. Even if we rectify such defects, or if we defend or settle such claims, our reputation, business, results of operations, financial condition and business prospects may be adversely affected.

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

We may not convert all of our backlog into revenue and cash flows

As of December 31, 2025, our sales backlog was approximately $8.9 million, which represented the total estimated contract value of works that remained to be completed as of that date. The total value of the sales backlog represents all amounts that are expected to be received as of the relevant date under the terms of signed agreements, assuming the agreements are performed in accordance with their terms.

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

We rely on a stable supply of skilled labor to complete our projects

Our projects are labor intensive. For any given project, we need to involve a large number of workers from different trades with different skills. Between 2014 and 2019, the number of construction employees in Singapore declined at a compounded annual rate of approximately 1.6%, and it is expected to decline further at a compounded annual rate of approximately 1.1% from 2020 to 2024 due to the aging workforce and the tertiary industry competing for workers in Singapore. The shortage in local labor has also driven up local labor costs, especially for skilled workers, and this, in turn, has caused our subcontractors to increase their subcontracting costs as they face the same labor shortage problem. As a result, we have been employing foreign workers in Singapore to make up for the local labor shortage and to reduce our labor costs. As of December 31, 2025, we employed 153 foreign employees, representing over 85% of our total number of employees. Any shortage in the supply of foreign labor or any unfavorable change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore, such as a substantial increase in foreign worker levy, a substantial decrease in quota for foreign workers or any additional restriction on the types of foreign labor that we can employ, may materially and adversely affect our operations and financial performance. Any increase in foreign worker levy will also increase our operating expenses and affect our results of operations and financial condition. Any increased difficulty in recruiting and/or retaining foreign labor or any material adverse change in the relevant laws and regulations in relation to the employment of foreign labor in Singapore could affect our ability and costs to recruit, retain or replace foreign workers and if we do not have sufficient workforce to implement our current or future projects in a timely manner within our budget, our business, results of operations, financial condition and business prospects will be materially and adversely affected.

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

In connection with the preparation of the consolidated financial statements for the Company’s Annual Report on Form 20-F for the years ended December 31, 2023, 2024 and 2025, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 and determined they were not effective as described in Part II. Item 15. “Controls and Procedures” of this annual report. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

To remedy the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process.

There can be no assurance that any of our efforts we are implementing, or our internal control over financial reporting generally, will remediate any material weakness or avoid future weaknesses or deficiencies. Any failure to remediate the material weakness and any future weaknesses or deficiencies or any failure to implement required new or improved controls or difficulties encountered in their implementation could cause us to fail to meet its reporting obligations or result in material misstatements in its financial statements. If we are unable to remediate its material weaknesses, our management may not be able to conclude that its disclosure controls and procedures or internal control over financial reporting are effective, which could result in investors losing confidence in its reported financial information and may lead to a decline in the share price.

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

Natural disasters and other catastrophic events beyond our control could adversely affect our business operations and financial performance

The occurrence of one or more other natural disasters, such as fires, hurricanes, tornados, tsunamis, floods and earthquakes; geo-political events, such as civil unrest in a country in which our material suppliers are located or terrorist or military activities disrupting transportation, communication or utility systems, or other highly disruptive events, such as nuclear accidents, pandemics, unusual weather conditions or cyberattacks, could adversely affect our operations and financial performance. The occurrence of the global COVID-19 pandemic has resulted in, and such other events could result in, among other things, operational disruptions, physical damage to or destruction or disruption of one or more of our properties or properties used by third parties in connection with the supply of products or services to us, the lack of an adequate workforce in parts or all of our operations and communications and transportation disruptions. The occurrence of the global COVID-19 pandemic has caused, and these factors could also cause, consumer confidence and spending to decrease or result in increased volatility in local and global financial markets and economy. Such occurrences have and could in the future have a material adverse effect on us and could also have indirect consequences, such as increases in the costs of insurance, if they result in significant loss of property or other insurable damage.

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

We have received a notice from the Nasdaq Capital Market that we have failed to maintain the continued minimum listing price of $1. We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market, which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions

Our Ordinary Shares are listed on the Nasdaq Capital Market. In order to continue listing of our Ordinary Shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements. We cannot assure you that our Shares will continue to be listed on the Nasdaq Capital Market.

On April 14, 2025, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying us that based on the closing bid price of the Company for the period from February 28, 2025 to April 11, 2025, we no longer meet the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2) to maintain a minimum bid price of $1 per share. We had a 180-calendar day compliance period in which to regain compliance with Nasdaq’s continued listing requirement. We did not regain compliance in the compliance period and requested an additional 180 calendar days to regain compliance. On October 17, 2025, we received a letter from Nasdaq, notifying the Company that it is eligible for an additional 180-day extension, or until April 13, 2026, to regain compliance. The shares will continue to trade uninterrupted under the symbol “SKK” through the 180-day extension.

On April 6, 2026, we effected a share consolidation on a 10 for 1 ratio. The objective of the share consolidation is to enable us to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

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

Short selling may drive down the market price of our Ordinary Shares

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Further, as a “foreign private issuer,” our directors and officers remain exempt from Section 16(b) (short-swing profit liability) and Section 16(c) (short sale prohibitions).

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

We are currently controlled by Ms. Liao. Ms. Liao will control 41.7% of the voting power of our Ordinary Shares. As long as Ms. Liao owns or controls at least a majority of our outstanding voting power, she will have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including the election and removal of Directors and the size of our Board of Directors, any amendment of our charter documents, or the approval of any merger or other significant corporate transaction, including a sale of substantially all of our assets. Even if Ms. Liao’s ownership falls below 50.0%, she will continue to be able to strongly influence or effectively control our decisions. Ms. Liao, collectively with our Executive Directors and Executive Officers (and their affiliated parties), control 57.9% of the voting power of our Ordinary Shares. Additionally, Ms. Liao’s interests, or the interests of our Executive Directors and Executive Officers as a whole, may not align with the interests of our other shareholders.

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

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq Capital Market. Therefore, we have a fully independent audit committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq Capital Market corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three (3) members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

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

We are required to file an annual report on Form 20-F within four (4) months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, historically, Rule 3a12-3 under the Exchange Act exempted securities registered by a “foreign private issuer” from Section 16 of the Exchange Act. However, effective March 18, 2026, pursuant to the Holding Foreign Insiders Accountable Act, directors and officers of foreign private issuers are required to comply with the reporting requirements of Section 16(a) of the Exchange Act. Notwithstanding the foregoing, directors and officers of a “foreign private issuer” remain exempt from Section 16(b) (short-swing profit liability) and Section 16(c) (short sale prohibitions). As a result of our status as a “foreign private issuer,” you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2026. In the future, we would lose our foreign private issuer status if (i) more than 50.0% of our outstanding voting securities are owned by U.S. residents; and (ii) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10.0% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

On April 6, 2026, the Company effected a share consolidation on a 10 for 1 ratio. The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the share consolidation, the number of issued and outstanding ordinary shares of the Company was reduced from 24,375,000 to 2,437,503.

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

BUSINESS OPERATIONS

Overview

We are a civil engineering service provider that specializes in subsurface utility works in Singapore. We seek to plan, construct and maintain various public works and infrastructure projects that serve the society and the environment. We have over 10 years of experience in providing civil engineering services to our customers in Singapore in numerous public utility projects, including but not limited to power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. In the financial years ended December 31, 2025 and 2024, our Group has completed seven (7) and four (4) civil engineering services projects, respectively, and our revenue was approximately $12.9 million and approximately $11.1 million, respectively. As of December 31, 2025, we had civil engineering services projects in progress with total amount of outstanding notional contract sum at approximately $8.9 million. Since January 1, 2024 and up to the date of this Annual Report, we have successfully tendered/quoted for five (5) additional, new civil engineering services projects with total amount of notional contract sum at approximately S$11.3 million.

Our projects are primarily the subsurface work related to projects undertaken by the Public Utilities Board (PUB) and Singapore Telecommunications Limited, which are our major customers. The nature of these projects is related to repairing of pumping mains, sewer maintenance and pipe cable laying. These projects generally take two (2) to three (3) years to complete.

First, we must go through a bidding process whereby the scope, cost and timeline of the job is presented, and we must compete with other similar situated companies to win the business, requiring us to provide very competitive terms and timelines for completion that are expeditious as possible because we are bidding against other providers, but that we believe are still attainable. Typically, if we win a contract, then we finalize the terms of payment, which performance bonds issued by a bank or insurance company and is generally 5.0% of the total contract sum Our customers generally pay us by progress payments pursuant to contract with reference to the percentage of works done or the reaching of specified milestones Our customers normally specify a defect liability period in the contract, during which we are responsible to rectify defects identified at our cost and he defect liability period of our projects typically lasted for 12 to 18 months after the issue of the certificate of practical completion. Our customers may require a warranty period after practical completion during which we are responsible to make good all defects, damages or other faults arising from the choice of materials and the performance of the works which are our responsibilities under the relevant project contracts. The warranty period generally ranges from two (2) to three (3) years after the issue of the certificate of practical completion.

Our Group was co-founded by Mr. Sze, our Chief Executive Officer in 2013, together with, inter alia, Mr. Ng, one of our Executive Directors and our Chief Operating Officer, who together have worked in the provision of civil engineering services for over 26 years. Mr. Sze is very experienced in the provision of civil engineering services and he has been engaging in this business since 1995. As at December 31 2025, we were equipped with a fleet of 15 HDD rigs, 22 excavators, 35 vehicles and a staff over 177 individuals.

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

We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We have been accredited with ISO 9001 (quality management), ISO 45001 (occupational health and safety) and bizSAFE Level Star certifications. We did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, during the financial years ended December 31, 2025 and 2024.

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

The following is a breakdown of our revenue in the financial years ended December 31, 2025 and 2024 based on the nature of the subsurface utility works projects we undertook during such period:

	Financial Years ended December 31,
	2025		2024
	$’000%		$’000%

Cable or pipe laying works	9,459	73.0	6,720	60.5
Pipeline and sewerage repair and maintenance	3,163	24.5	3,408	30.7
Other services*	327	2.5	980	8.8

	12,949	100.0	11,108	100.0

* Maintenance works and services and others comprises of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our service scope includes the planning, supervising and management of all aspects of a project, from its inception to completion. The scope of our contracts may require earthworks (such as land clearing, demolition, rock breaking, mass excavation, deep basement excavation, foundation excavation, earth disposal, earth filling and shore protection) and preparation of geotechnical reports, which we normally subcontract to third parties. We acted as the main contractor in over 90% of our contracts (in terms of revenue generated) in the financial years ended December 31, 2025 and 2024. For the remaining projects, we acted as the subcontractor for main contractors, whose contracts were for the whole public works or infrastructure project and who subcontracted the civil engineering portion to us.

Cable or pipe laying works

Underground infrastructure such as telecom and power cable conduits, water lines, sewer lines, gas lines, oil lines, product pipelines and environmental remediation casings can be installed by conventional trenching or HDD. No matter which method to use, we are required to carefully plan a route that causes minimal damage and find a layout that meets our customer’s needs, avoids utility lines and minimizes damage to valuable property. In the financial years ended December 31, 2025 and 2024, our Group had generated revenue of approximately $9.5 million and approximately $6.7 million in projects relating to cable or pipe laying works, respectively, accounted for approximately 73.0% and 60.5% of our total revenue in such period.

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

HDD is a preferred way for installing underground infrastructure as it can be used to cross any number of surface obstacles of varying sizes/depths including waterways, roadways, railroads, wetlands, shore approaches, congested areas, environmentally sensitive areas and areas where other methods (such as conventional trenching and excavating) are costlier or not practical/possible. Apart from offering significant environmental advantages over traditional cut and cover pipeline/utility installations, it also has the following benefits: less traffic disruption, lower cost, deeper and/or longer installation, no access pit, shorter completion times, directional capabilities and environmental safety. We are one of the five (5) major contractors in Singapore for HDD works.

Pipeline and sewerage repair and maintenance

We have the technical know-how and the equipment for air-water-jetting and live valve insertion, which are essential for pipeline and sewerage repair and maintenance. In the financial years ended December 31, 2025 and 2024, our Group had generated revenue of approximately $3.2 million and approximately $3.4 million in projects relating to pipeline and sewerage repair and maintenance, respectively, accounted for approximately 24.4% and 30.7% of our total revenue in such period.

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

Our Operations

Identification of business opportunities

As we are a civil engineering service provider that specialize in subsurface utility works, we only engage in public projects. Over 80% of our awarded contracts (in terms of revenue) during the financial years ended December 31, 2025, 2024 and 2023 were obtained through open tenders, and for the remaining projects, our customers send us requests for quotations to seek our services. We obtain information on open tenders from GeBIZ (Singapore Government’s one-stop e-procurement portal where suppliers can access public sector business opportunities online). For requests for quotations, such requests are normally made by main contractors through referrals, word of mouth or contacts established from previous tenders/quotations or contracts, and we also receive requests from repeat customers. Our tender department is responsible for fostering, building and maintaining relationships with these existing and potential customers.

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

The period from our receipt of tender documents to submission of tender proposal to a potential customer is generally about four (4) to six (6) weeks.

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

Award of contract

The period for a tender and a request for quotation to become an awarded contract is generally three (3) to six (6) months and three (3) months, respectively. If the contract is awarded by tender, we will typically enter into a formal contract with our customer. If the contract is awarded by quotation, our customers will either give us a confirmation or issue a purchase order to us.

Project implementation

Formation of operations team and handing over

After we have been formally awarded with the contract, our tender department in charge of the tender/quotation will hand over the project to our operations department. The handover to the responsible operations team is done over two kick-off meetings.

The first kick-off meeting, which is normally held within five (5) days of the award of the project, will be attended by the responsible operations team, and the responsible project director of our tender department will brief the operations team on the scope of work required, construction phases, contract period, budget and cost structure and any other special requirements of the project.

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

Selection of material suppliers and subcontractors

Our procurement team under the operations department maintains and regularly reviews and updates a list of qualified material suppliers and subcontractors that meet our stringent requirements, including the ability to meet our quality and safety specifications and our time schedule for supply of services and materials. As of December 31, 2024, there were approximately five (5) qualified material suppliers on the list, and we select material suppliers for our projects from this list.

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

Duration

Our customers fix an expected project duration at the tender/quotation stage. For the financial years ended December 31, 2025, 2024 and 2023, the duration of most of our civil engineering services projects from commencement to practical completion varied from seven (7) and a half months to five (5) years. If we are aware of any circumstances which may prolong the expected duration of a project, we advise our customers on ways to mitigate any impact from the extra time and cost involved. If the progress of the works is likely to be delayed due to variation orders or certain unforeseen situations, such as inclement weather on the site, we discuss with our customers in estimating the length of the delay and agreeing to a fair and reasonable extension of time for completion.

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

Defect liability period

Our customers normally specify a defect liability period in the contract, during which we are responsible to rectify defects identified at our cost. For the financial years ended December 31, 2025, 2024 and 2023, the defect liability period of our projects typically lasted for 12 to 18 months after the issue of the certificate of practical completion. Generally, we require a back-to-back defect liability period from our subcontractors for risk management purposes so that our subcontractors are generally responsible for rectifying the defects in their works or materials procured at their costs.

Warranty period

Some of our customers may require a warranty period after practical completion during which we are responsible to make good all defects, damages or other faults arising from the choice of materials and the performance of the works which are our responsibilities under the relevant project contracts. The warranty period could range from two (2) to three (3) years after the issue of the certificate of practical completion. Generally, we require a back-to-back warranty period from our material suppliers and subcontractor and for risk management purposes so that they are generally responsible for rectifying the defects in their works or repairing and replacing the defective materials supplied (as the case may be) at their costs.

There were no material claims made under any warranty we provided to our customers during the financial years ended December 31, 2025, 2024 and 2023.

OUR CUSTOMERS

Our major customers include a number of government authorities, utility companies or main contractors which specialize in public utility or infrastructure projects in Singapore. Consistent with market practice, our customers normally award contracts to us on a project-by-project basis that are non-recurring in nature. We have not entered into any long-term contracts with any of our customers but, during the financial years ended December 31, 2025, 2024 and 2023, our top five (5) key customers accounted for an aggregate of approximately 96.0%, 90.2% and 87.0%, respectively, of our revenue, and our top key customer accounted for approximately 29.9%, 42.9% and 26.9% of our revenue, respectively.

REAL PROPERTY

We currently operate in two (2) premises, namely:

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

COMPETITIVE STRENGTHS

We have an established track record of over 10 years providing timely, reliable and cost-efficient civil engineering services and are one of the five (5) major contractors in Singapore for HDD works

We have an established track record of over 10 years of providing timely, reliable and cost-effective civil engineering services in Singapore that covers subsurface utility works including power and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. We endeavor to adopt state-of-the-art technology in performing our services, such as HDD and live valve insertion. We are one of the five (5) major contractors in Singapore for HDD works, which is a trenchless method of installing underground infrastructure offering significant environmental and cost advantages over traditional cut and cover pipeline/utility installations. Our experienced management team under the leadership of our founder and Chief Executive Officer, Mr. Sze, who has over 28 years of experience in the provision of civil engineering services in Singapore, allows us to evaluate a project’s specifications, resource needs and level of difficulty accurately which helps us to make sure that the technical, resource and scheduling challenges are addressed and monitored closely throughout the project. We believe that our experienced management team and our capabilities in civil engineering services, and to do so in a timely, reliable and cost-efficient manner have contributed to our reputation and track record. We believe our Group’s long-term presence in the industry also gives our customers an overall confidence in our ability to complete quality works in a timely manner.

We are committed to risk management, health and safety standards, quality assurance and environmental impact control

We are committed to risk management, health and safety standards, quality assurance and environmental impact control. We have been accredited with ISO 9001 (quality management), OHSAS 18001 and subsequently ISO 45001 (occupational health and safety) as well as bizSAFE Level Star certifications. We did not encounter any (i) material work-related incidents; or (ii) severe or fatal accidents, for the financial years ended December 31, 2025, 2024 and 2023.

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

We are equipped with a fleet of 15 HDD rigs, 22 excavators and 35 vehicles in addition to dozens of other specialized pieces of equipment that enable us to take on various large-scale civil engineering services projects

We have in-house civil engineering expertise and we are equipped with a fleet of 15 HDD rigs, 22 excavators and 35 vehicles as well as close to 87 other supporting equipment, such as air-water-jetting machine, live valve insertion machine, reduct mapping systems and pipeline robot closed circuit television (CCTV) inspection crawler, which enable us to take on various large-scale civil engineering services projects with different requirements at the same time. Having our own machines and equipment allow us to expediently deploy them to various locations as required as we do not need to rely on rental from third parties. We also have an experienced in-house servicing team for our HDD rigs and excavators to ensure that they are well maintained and operating efficiently. Our operations department and our civil engineers works closely with the main contractor on-site, ensuring that the civil engineering works are carried out as per the project schedule and specifications. The following are pictures of our HDD rig, mini excavator and hydraulic excavator:

We have strong and stable relationships with our material suppliers, subcontractors and customers

Since the inception of our business in 2013, we have developed stable relationships with our major material suppliers, subcontractors and customers in Singapore. We have strived to maintain stable business relationships with our major customers and also established healthy and stable relationships with our major material suppliers and subcontractors, which form a solid source of demand and supply for our business operations. For the financial years ended December 31, 2025, 2024 and 2023, our top five (5) key customers accounted for an aggregate of approximately 96.0%, 90.2% and 87.0%, respectively, of our revenue and our top five (5) key customers have more than 10 years of business relationships with us. For the financial years ended December 31, 2025, 2024 and 2023, our top five (5) key material suppliers and subcontractors accounted for approximately 38.1%, 33.0% and 50.8% of total purchases, respectively, and our top five key (5) material suppliers and subcontractors have more than 10 years of business relationships with us.

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

Expand and renew our fleet of equipment and vehicles

We have in-house civil engineering expertise and we are equipped with a fleet of 15 HDD rigs, 22 excavators and 35 vehicles as well as close to 87 other supporting equipment, such as air-water-jetting machine, live valve insertion machine, reduct mapping systems and pipeline robot closed circuit television (CCTV) inspection crawler, which enable us to take on various large-scale civil engineering services projects with different requirements at the same time. Some of our equipment and vehicles are aged and are due for replacement and as we intend to take up larger scale civil engineering services projects, we plan to expand our capacity by purchasing more HDD rigs, excavators and vehicles as well as other supporting equipment.

Enhance and/or expand our workforce and facilities to keep up with our business expansion

For our expansion, we will intend to expand and enhance our workforce, in terms of both the staff strength and staff skills. We intend to increase the number of workers, including office staff, site staff and vehicle operators, and enhance our staff skills by providing opportunities for them to attend courses. We will also review our remuneration packages to ensure they are sufficiently attractive to acquire and retain a talented workforce. To support a larger workforce, we intend to make addition and alteration works to our existing head office to provide for more office area and additional physical storage facilities to house our equipment. As over 85% of our workforce as at December 31, 2025 were foreign workers, we are building a dormitory at our head office to house our foreign workers to cater for a larger workforce.

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

COMPETITION

The civil engineering services sector accounted for approximately 7.5% of the construction industry in Singapore (in terms of the value of certified progress payments in the construction industry) in 2022, and this sector is competitive and relatively fragmented. As of April 6, 2026, there were 932 contractors registered with the BCA under the CW02 (civil engineering) workhead (of which 180 are of Grade C1), 523 contractors registered with the BCA under the CR07 (cable/pipe laying & road reinstatement) workhead (of which 71 are of Grade L5 and 29 are of Grade L6), 996 contractors registered with the BCA under the ME11 (mechanical engineering) workhead (of which 719 are of Grade L1), and 337 contractors registered with the BCA under the SY05 (electrical & electronic materials, products & components) workhead (of which 50 are of Grade L6). Apart from competition from local contractors, there is also competition from many large international players from China, India, Australia and Europe. Frost & Sullivan estimated that there are approximately 200 market participants in the civil engineering services sector that specialize in subsurface utility works in Singapore, with less than 30 market participants that specialize in HDD works and we are one of the five (5) key players for HDD works in Singapore.

SALES AND MARKETING

We strive to maintain good business relationships with our customers. Our tender department is generally responsible for fostering, building and maintaining our relationships with customers and keeping abreast of market developments and potential business opportunities. As of December 31, 2025, our tender department consisted of three (3) employees.

Contracts and Pricing Model

Approximately 51.0%, 30.9% and 45.3% of our awarded contracts (in terms of revenue) during the financial years ended December 31, 2025, 2024 and 2023, respectively, were obtained through an open tender process and the remaining approximately 45.2%, 69.1% and 54.7%, respectively, were through submitting quotations after our customers sent us requests for quotations to seek our services. Depending on the relevant contract terms: (i) we generally receive progress payments from customers within 30 to 45 days after we present our invoices (which are issued after our receipt of the relevant interim payment certificates) to them; and (ii) for projects where we act as the main contractor, we are typically required to provide performance bonds at 5.0% of the total contract sum for such contracts issued by a bank or insurance company backed by cash or other collateral and/or guarantees in favor of our customers to secure our performance under such contracts. We adopt a cost estimate plus mark-up pricing model for pricing our tenders/quotations. Contracts with our major customers are either at (a) fixed-prices with a pre-determined quantity and schedule for project completion, which generally commits us to provide the resources required to complete a project for a fixed sum; or (b) notional contract sums if the quantity for project completion cannot be predetermined where the work performed will be measured and valued against agreed rates for progress and/or final payment.

We typically pay the start-up costs, such as project insurance fees, costs of materials, subcontracting fees and surveying service fees for certain start-up works, in advance of payment from our customers during the first three to four (4) months following the commencement of a project. Apart from the start-up costs, we are typically required to provide performance bonds backed by cash or other collateral and/or guarantees in favor of our customers for an amount equal to 5.0% of the total contract sum in projects where we act as the main contractor. While we typically have to pay the start-up costs and the cash collateral required to secure performance bonds for projects during the first three (3) to four (4) months following the commencement of a project, our customers generally make progress payments pursuant to the contract with reference to the percentage of work done or the reaching of specified milestones and with no advance payment. This could result in a cash flow mismatch. We generally manage the cash flow mismatch by closely monitoring our capital and cash positions, closely managing our progress billings and using available banking facilities. In terms of management of projects, our Chief Operating Officer, who is in charge of supervising the operation of projects, conducts regular project reviews with our project managers. Our Chief Operating Officer generally presents and reviews the status of our projects with our Chief Executive Officer on a bi-monthly basis. In terms of financial management of projects, our finance manager prepares six-month cash flow forecasts for our projects on a bi-monthly basis, and he reviews the financial report and forecast results of our projects with our Chief Executive Officer on a monthly basis.

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

At the completion of the project, our operations staff will conduct a final check before arranging for handover to our customer. The checks include ensuring that all control levels are in accordance with the project specifications. Safety and regulatory requirements are also to be complied with. Our Group has not experienced any material disputes on our projects relating to the quality of our civil engineering services nor significant delay in the delivery of our projects during the financial years ended December 31, 2025, 2024 and 2023 and up to the date of this Annual Report.

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

EMPLOYEES

At December 31, 2025, we employed a total of 177 persons as compared to 169 employees at December 31, 2024. Over 85% of whom were foreign workers and are mainly from Bangladesh and India.

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

Although business entities which are not registered with the BCA are not precluded from conducting business as contractors or suppliers outside the Singapore public sector, registration in the Contractors Registration System (the “CRS”) maintained by the BCA is a pre-requisite to tendering for projects in the Singapore public sector. The CRS is administered by the BCA to serve the procurement needs of government departments, statutory bodies and other public sector organizations including first level sub-contractors involved in government projects. At present, there are seven (7) major categories of registration which may be further sub-classified into six (6) to seven (7) grades depending on the category of registration. The differences in BCA gradings relate to the tendering limits for Singapore public sector projects.

Registration of a contractor with the BCA is dependent on the contractor fulfilling certain requirements such as personnel qualification and the value of previously completed projects. The grade assigned to each contractor is dependent on, among other things, its minimum net worth and paid-up capital. The validity for a first-time registration is for a period of three (3) years. Registration will thereafter lapse automatically unless a renewal application (for a period of three (3) years) is filed and approved by the BCA.

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

There are two (2) types of builder’s licenses, namely the GB License and the specialist builder’s license. Further, there are two (2) classes of GB License: a GB1 License which authorizes the builder to carry on the business of a general builder generally; and a GB2 License which authorizes the builder to carry on the business of a general builder restricted to contracts or engagements for an estimated final price of each not more than S$6.0 million. Any person who advertises or holds himself out to be or conducts himself in any way or by any means as a person who is authorized to carry on the business of a general builder or a specialist builder, or carries on the business of a general builder or a specialist builder, without a valid GB License or a specialist builder’s license (as the case may be) shall be guilty of an offence and liable on conviction to (a) a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 12 months or to both; (b) a further fine not exceeding S$500 for each day or part thereof the person fails, without reasonable excuse, to comply with the relevant requirements; and (c) in the case of a continuing offence after the conviction, to a further fine not exceeding S$1,000 for every day or part thereof during which the offence continues after conviction.

The CBC may by order revoke any GB License or specialist builder’s license if he is satisfied that, among other things, (i) the builder has failed to comply with certain conditions of the builder’s license; (ii) the builder has been convicted of an offence under the Building Control Act; or (iii) the conduct of any director, manager or employee of the builder (which is a corporation) affords grounds for believing that the builder will not be able to carry on the business of a general builder or specialist builder, as the case may be, in Singapore in accordance with any written law and with honesty and integrity. The CBC may, in any case which he considers that there is no cause of sufficient gravity for revoking any builder’s license, (i) suspend the license for a period not exceeding six (6) months; (ii) impose a financial penalty not exceeding S$20,000 on the builder; (iii) censure the builder; or (iv) impose such other direction or restriction as he considers appropriate on the builder’s business as a general builder or specialist builder as the case may be.

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

All foreign workers in the construction sector must attend the Apply Workplace Safety and Health in Construction Sites (the “AWSHCS”) training course, formerly known as the Construction Safety Orientation Course (the “CSOC”), a two-day course conducted by various training centres accredited by the MOM and/or designated overseas training centres. The AWSHCS/CSOC is to (i) ensure that construction workers are familiar with common safety requirements and health hazards in the industry; (ii) educated on the required measures to prevent accidents and diseases; and (iii) ensure that they are aware of their rights and responsibilities under employment law. Employers must ensure that the foreign workers attend the course within two (2) weeks of their arrival in Singapore before their work permits can be issued. At the end of the course, the workers will receive a safety orientation pass if they pass its requirement/assessment. Employers who fail to ensure that their workers take and pass the AWSHCS/CSOC will be barred from applying for any new work permits for three (3) months, while the affected workers will have their work permits revoked.

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

Dependency ceilings

The dependency ceiling in relation to work permit holders employed in the construction sector is currently set at a ratio of one full-time local worker who earns at least the Local Qualifying Salary of S$1,400 per month (the “LQS”) to five (5) work permit holders. This means that for every full-time Singaporean or Singapore Permanent Resident employed by the company in the construction sector and whose salary is at least the LQS, the company can employ five (5) work permit holders.

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

OVERVIEW

We are a civil engineering service provider that specialize in subsurface utility works in Singapore and we have participated in numerous public utility projects, including but not limited to power cable and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. We were founded in 2013 by Mr. Sze, our Chief Executive Officer, together with, among others, Mr. Ng, one of our Executive Directors and our Chief Operating Officer. Our Executive Officers including Mr. Sze, Mr. Ng, Mr. Wong and Mr. Tang, have over 28, 26, 18 and 15 of experience in the field, respectively. As of December 31, 2025, we were equipped with a fleet of 15 HDD rigs, 22 excavators and 35 vehicles and a staff over 177. We are one of the five (5) major contractors in Singapore for HDD works.

For the financial years ended December 31, 2025 and 2024, our net revenue amounted to approximately $12.9 million and approximately $11.1 million, respectively, of which revenue from cable or pipe laying works accounted for approximately $9.5 million for the financial year ended December 31, 2025 and approximately $6.7 million for the financial year ended December 31, 2024, respectively. Revenue from pipeline and sewerage repair and maintenance accounted for approximately $3.2 million for the financial year ended December 31, 2025 and approximately $3.4 million for the financial year ended December 31, 2024, respectively, and revenue from other services accounted for approximately $0.3 million for the financial year ended December 31, 2025 and approximately $1.0 million for the financial year ended December 31, 2024, respectively.

Our net loss amounted to approximately $2.9 million and our net income amounted to approximately $0.4 million for the financial years ended December 31, 2025 and 2024, respectively.

For the financial years ended December 31, 2024 and 2023, our net revenue amounted to approximately $11.1 million and approximately $9.7 million, respectively, of which revenue from cable or pipe laying works accounted for approximately $6.7 million for the financial year ended December 31, 2024 and approximately $5.8 million for the financial year ended December 31, 2023, respectively. Revenue from pipeline and sewerage repair and maintenance accounted for approximately $3.4 million for the financial year ended December 31, 2024 and approximately $2.4 million for the financial year ended December 31, 2023, respectively, and revenue from other services accounted for approximately $1.0 million for the financial year ended December 31, 2024 and approximately $1.4 million for the financial year ended December 31, 2023, respectively.

Our net income amounted to approximately $0.4 million and approximately $0.2 million for the financial years ended December 31, 2024 and 2023, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operation have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this Annual Report and those set out below.

●	Demand from our major customer groups – Our aggregate sales generated from our top five (5) key customers were approximately 96.0%, 90.2% and 87.0% of our revenue for the financial years ended December 31, 2025, 2024 and 2023, respectively. In particular, sales to our top key customer amounted to approximately $3.9 million, approximately $4.9 million and approximately $2.6 million, representing approximately 29.9%, approximately 42.9% and 26.9%, of our revenue for the financial year ended December 31, 2025, 2024 and 2023, respectively. Our sales are significantly affected by the demands of our top key customer due to vigorous price competition in cost of labor to complete the project contract within the project’s timeline.

●	Fluctuations in the cost of our revenues – Material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses are the largest part of our cost of revenue, representing approximately 66.8%, 55.5% and 63.7% of our total cost of revenues for the financial years ended December 31, 2025, 2024 and 2023, respectively. Specifically, the costs at which we can complete our project contracts are determined mainly by the demand and supply in labor markets and the manpower regulations in this industry. Fluctuations in the price, availability, quality, cost of labor and professional services will impact the completion of the project contracts, and ultimately in the overall projects margins. We are unable to pass all or any of these higher costs on to our customers, as such, such fluctuations could have a material adverse effect on our profitability.

●

Competitive market - The subsurface works industry in Singapore is highly regulated, with strict safety and environmental standards, and companies are expected to have a strong track record of delivering high-quality projects. As of April 6, 2026, there were 932 contractors registered with the BCA under the CW02 (civil engineering) workhead (of which 180 are of Grade C1), 523 contractors registered with the BCA under the CR07 (cable/pipe laying & road reinstatement) workhead (of which 71 are of Grade L5 and 29 are of Grade L6), 996 contractors registered with the BCA under the ME11 (mechanical engineering) workhead (of which 719 are of Grade L1), and 337 contractors registered with the BCA under the SY05 (electrical & electronic materials, products & components) workhead (of which 50 are of Grade L6). The industry players generally compete with each other on market position, industry reputation, track record and relationship with project owners and main contractors, as well as financial standing. Some of our competitors may have more manpower and resources, more qualifications entitling them to provide a wider scope of integrated building envelope solution services, longer operating histories, more financial strength, stronger relationships with clients and owners and more established brand names and market recognition than we have. When we price our tenders/quotations or fix contract prices with our clients and owners, we may face keen competition and significant downward pricing pressure, thereby reducing our profit margins, which will have an adverse effect on our profitability and results of operations.

●	Labor shortages - Our business is highly dependent on foreign workers as the local construction labor force is of limited supply and more costly. As of December 31, 2025, over 85% of our workforce was made up of foreign employees (including site workers and other employees). Any shortage in the supply of foreign workers, increase in FWL for foreign workers, or restriction on the number of foreign workers that we can employ will adversely affect our operations and financial performance. The supply of foreign labor in Singapore is highly regulated under the policies and restrictions imposed by the MOM.

●	Inflation risk - Inflationary factors, such as increases in material costs, subcontracting costs, project related employee benefits expenses and miscellaneous project expenses, could impair our operating results. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if the revenues do not increase with such increased costs.

●	Financial impact of COVID-19 - The COVID-19 pandemic caused general business disruptions in Singapore and the rest of the world. We expect that the onset of another pandemic would impede our ability to conduct our business due to supply chain issues, stay at home mandates, decreased economic activity that slows or halts development projects that we work on, and labor shortages.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of operating results for the financial years ended December 31, 2025 and 2024

Revenue

As set forth in the following table, during the financial years ended December 31, 2025 and 2024, our revenue was derived from subsurface utility works in Singapore, including cable or pipe laying works, pipeline and sewerage repair and maintenance, and other services:

	Financial Years ended December 31,
	2025		2024
	$’000%		$’000%

Cable or pipe laying works	9,459	73.0	6,720	60.5
Pipeline and sewerage repair and maintenance	3,163	24.5	3,408	30.7
Maintenance works and services and others*	327	2.5	980	8.8

Total	12,949	100.0	11,108	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our total revenue increased by approximately $1.8 million or 16.6% to approximately $12.9 million for the year ended December 31, 2025 from approximately $11.1 million for the financial year ended December 31, 2024. Such increase was mainly attributable to the increase in revenue for the cable or pipe laying works of approximately $2.7 million from new projects arising from public utility projects, including but not limited to electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. Included in the increase in revenue also transaction price allocated to unsatisfied or partially unsatisfied performance obligations as at the last reporting periods which were recognized as revenue in the current reporting period.

For the financial year ended December 31, 2025, our net loss amounted to approximately $2.9 million and our net income amounted to approximately $0.4 million for the financial year ended December 31, 2024, respectively. The decrease in net income for the financial year ended December 31, 2025 was mainly due to the stock-based compensation for professional fees payment of approximately $2.4 million.

For the financial years ended December 31, 2025 and 2024, approximately 51.0% and 80.3% of our total revenue, respectively, was generated from projects derived from public sectors and approximately 45.1% and 9.4% of our total revenue, respectively, was generated from projects derived from the private sectors. For the same financial years, our revenue generated from non-projects accounted for approximately 3.9% and 10.4% of our total revenue, respectively.

Cost of revenues

During the financial years ended December 31, 2025 and 2024, our Group’s cost of revenues increased by approximately by $2.6 million or 36.8% from $7.1 million for the financial year ended December 31, 2024 to approximately $9.7 million for the financial year ended December 31, 2025. The increase is mainly derived from materials approximately $0.5 million, subcontracting works approximately $0.5 million and project miscellaneous expenses $0.7 million and project related employee benefits expenses approximately $0.7 million.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and local transportation expenses. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2025 and 2024:

	Financial Years ended December 31,
	2025		2024
	$’000%		$’000%

Entertainment	212	89.8	175	71.4
Transport charges	1	0.4	*	*
Travelling costs	23	9.8	70	28.6

Total	236	100.0	245	100.0

* Reflects expenses that are immaterial in amount.

Our selling and distribution expenses remained relatively stable at approximately $0.2 million and approximately $0.2 million for the financial years ended December 31, 2025 and 2024, respectively, representing approximately 1.8% and 2.2% of our total revenue for the corresponding financial years.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the financial years ended December 31, 2025 and 2024:

	Financial Years ended December 31,
	2025		2024
	$’000%		$’000%

Depreciation	596	18.9	644	19.7
Staff salaries and related costs	1,558	49.4	1,318	40.4
Upkeep of motor vehicles	80	2.5	92	2.8
Miscellaneous expenses	919	29.2	1,210	37.1

Total	3,153	100.0	3,264	100.0

General and administrative expenses amounted to approximately $3.2 million for the financial year ended December 31, 2025 and approximately $3.3 million for the financial year ended December 31, 2024, representing approximately 24.3% and 29.4% of our total revenue, respectively for the corresponding financial years.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. The staff costs of our Group remained approximately $1.6 million and approximately $1.3 million for the financial years ended December 31, 2025 and 2024, respectively.

Depreciation expense is charged on our property, plant and equipment which includes (i) leasehold buildings; (ii) right-of-use assets; (iii) motor vehicles; and (iv) office equipment, and furniture and fittings.

Miscellaneous expenses recognized in the financial years ended December 31, 2024 and 2025 were mainly comprised of insurance expenses, office supplies, legal and professional fees, repair and maintenance, vehicles upkeep, one-time initial public offering (IPO) expenses and other miscellaneous expenses. Higher miscellaneous expenses in financial year ended December 31, 2024 was due to the one-time IPO expenses.

Stock-based compensation

For the financial year ended December 31, 2025, the stock-based compensation was for the payment of professional fees approximately $2.4 million as the Company granted 3.125 million share-based awards to various Professional Service Providers under which the grantees became entitled to receive 3.125 million shares of the Company’s common stock upon satisfaction of the applicable vesting conditions. During the year December 31, 2025, the share-based awards recognized at the issuance price ranging between U.S.$0.74 and U.S.$0.84 per share and were recognized upon the vesting conditions were satisfied. The Company determined that these awards are equity-classified because settlement is in the Company’s equity instruments and the awards do not require liability classification.

Other Expense, Net

The following table sets forth the breakdown of our other expense, net for the financial years ended December 31, 2025 and 2024:

	Financial Years ended December 31,
	2025	2024
	$’000	$’000

Interest income	10	1
Interest expense	(481)	(334)
Gain from disposal of property and equipment	119	59
Write off of property and equipment	(190)	-
Government grant	50	10
(Loss) Gain in foreign exchanges, net	(116)	66
Other income	326	229

Total	(282)	31

Interest expenses were approximately $0.5 million and approximately $0.3 million for each of the financial years ended December 31, 2025 and 2024, respectively, resulting from interest charged on our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Income Tax Expenses

During the financial years ended December 31, 2025 and 2024, our income tax expense comprised of our current tax expense and deferred tax for the financial year.

For the financial year ended December 31, 2025, our income tax increased to approximately $0.10 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 3.7% due to the increase on non-deductible expenses. Such income tax increase was generally in line with the increase in our profit for the financial year on the operating subsidiaries in Singapore.

For the financial year ended December 31, 2024, our income tax increased to approximately $0.16 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 29.7% due to the increase on non-deductible expenses. Such income tax increase was generally in line with the increase in our profit for the financial year.

Net Income

As a result of the foregoing, our net loss amounted to approximately $2.9 million and our net income amounted to approximately $0.4 million for the financial years ended December 31, 2025 and 2024, respectively.

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

In addition, the related parties disclosed in notes to the consolidated financial statements, undertake that they will not demand the repayment of the amounts due from the Company amounting to approximately $7.0 million until the Company’s resources permit.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2025 and 2024:

	Financial Years ended December 31,
	2025	2024
	$’000	$’000

Cash and cash equivalents at beginning of the financial year	2,931	189

Net cash (used in) provided by operating activities	(512)	3,330
Net cash used in investing activities	(4,457)	(7,550)
Net cash provided by financing activities	2,293	7,217
Effect on exchange rate change on cash and cash equivalents	477	(255)

Net change in cash and cash equivalents	(2,199)	2,742

Cash and cash equivalent and restricted cash as at end of the financial year	732	2,931
Add: Fixed deposits with maturities over 3 months	81	76
Total cash and cash equivalent as at end of the financial year	813	3,007

Cash flows from operating activities

For the financial year ended December 31, 2025, our net cash used in operating activities was approximately $0.5 million, which primarily consisted of our net loss of approximately $2.9 million, adding back (i) the non-cash depreciation of property and equipment, amortization of right-of-use assets and intangible assets of approximately $1.6 million, (ii) Gain on disposal of property and equipment of approximately $0.1 million, (iii) the loss on write off of property and equipment of approximately $0.2 million, (iv) the payment of stock-based compensation for professional fees of approximately $2.4 million, (v) the increase in accounts payables, accrued liabilities and provision of approximately $1.2 million and (vi) the increase in contract liabilities of approximately $0.1 million, and was partially offset by (a) the gain on disposal of property and equipment of approximately $0.06 million, (b) the increase in accounts receivables of approximately $0.9 million, (c) the increase in contract assets of approximately $1.4 million, (d) the unrealized gain of foreign exchange of approximately $0.4 million, (e) the increase in inventories of approximately $0.001 million, (f) the payment of operating lease liabilities of approximately $0.08 million, and (g) the decrease in tax payable of approximately $0.1 million.

For the financial year ended December 31, 2024, our net cash provided by operating activities was approximately $3.3 million, which primarily consisted of our net income of approximately $0.4 million, adding back (i) the non-cash depreciation of property and equipment, amortization of right-of-use asset and intangible assets of approximately $1.5 million, (ii) the decrease in inventories of approximately $0.002 million, (iii) the increase in accounts payables, accrued liabilities and provision of approximately $2.1 million, (iv) the decrease in accounts receivables of approximately $0.04 million, (v) the increase in contract liabilities of approximately $0.3 million, (vi) the increase in tax payable of approximately $0.2 million, and was partially offset by (a) the gain on disposal of property, plant and equipment of approximately $0.06 million , (b) the increase in contract assets of approximately $1.0 million.

Cash flows from investing activities

For the financial year ended December 31, 2025, our net cash used in investing activities was approximately $4.5 million, primarily consisting of the purchase of property and equipment approximately $5.1 million and offset by the proceeds from disposal of property and equipment approximately $0.7 million.

For the financial year ended December 31, 2024, our net cash used in investing activities was approximately $7.6 million, primarily consisting of the purchase of property and equipment approximately $7.8 million and offset by the proceeds from disposal of property and equipment approximately $0.2 million.

Cash flows from financing activities

Our cash flows provided by/used in financing activities primarily consists of proceeds/repayment of bank loans, the proceed from the issuance of new shares, the payment for interest and capital portion of lease liabilities and the dividend payment.

For the financial year ended December 31, 2025, our net cash provided by financing activities was approximately $2.3 million, which mainly consisted of net proceed from bank loans of approximately $2.5 million, the proceed from the loan from directors of approximately $0.7 million and the repayment of finance lease liabilities of approximately $0.9 million.

For the financial year ended December 31, 2024, our net cash provided by financing activities was approximately $7.2 million, which mainly consisted of net proceed from bank loans of approximately $1.1 million, the proceed from the issuance of new shares of approximately $5.1 million, the loan from directors of approximately $1.3 million and the repayment of lease liabilities of approximately $0.4 million.

Comparison of operating results for the financial years ended December 31, 2024 and 2023

Revenue

As set forth in the following table, during the financial years ended December 31, 2024 and 2023, our revenue was derived from subsurface utility works in Singapore, including cable or pipe laying works, pipeline and sewerage repair and maintenance, and other services:

	Financial Years ended December 31,
	2024		2023
	$’000%		$’000%

Cable or pipe laying works	6,720	60.5	5,824	60.2
Pipeline and sewerage repair and maintenance	3,408	30.7	2,413	25.0
Maintenance works and services and others*	980	8.8	1,426	14.8

Total	11,108	100.0	9,663	100.0

* Maintenance works and services and others is comprised of revenue from service fee, labor cost charged, rental of machinery and equipment, transportation costs incurred, maintenance works charged, among other things.

Our total revenue increased by approximately $1.4 million or 15.0% to approximately $11.1 million for the year ended December 31, 2024 from approximately $9.7 million for the financial year ended December 31, 2023. Such increase was mainly attributable to the increase in revenue for the pipeline and sewerage repair and maintenance of approximately $1.0 million from new projects and revenue generated from cable or pipe laying works of approximately $0.9 million.

For the financial years ended December 31, 2024, our net income amounted to approximately $0.4 million and approximately $0.2 million for the financial years ended December 31, 2023, respectively. The increase in net income for the financial year ended December 31, 2024 was mainly caused by the increase in revenue.

For the financial years ended December 31, 2024 and 2023, approximately 80.3% and 45.3% of our total revenue, respectively, was generated from projects derived from public sectors and approximately 9.3% and 42.3% of our total revenue, respectively, was generated from projects derived from the private sectors. For the same financial years, our revenue generated from non-projects accounted for approximately 10.4% and 12.4% of our total revenue, respectively.

Cost of revenues

During the financial years ended December 31, 2024 and 2023, our Group’s cost of revenues remained marginally the same at approximately $7.0 million for the financial year ended December 31, 2024 and 2023.

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

Our selling and distribution expenses remained relatively stable at approximately $0.2 million for the financial years ended December 31, 2024 and 2023, respectively, representing approximately 2.2% and 2.5% of our total revenue for the corresponding financial years.

General and Administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the financial years ended December 31, 2024 and 2023:

	Financial Years ended December 31,
	2024		2023
	$’000%		$’000%

Depreciation	644	19.7	605	27.8
Staff salaries and related costs	1,318	40.4	1,278	58.6
Upkeep of motor vehicles	92	2.8	84	3.8
Miscellaneous expenses	1,210	37.1	215	9.8

Total	3,264	100.0	2,182	100.0

General and administrative expenses amounted to approximately $3.3 million for the financial year ended December 31, 2024 and approximately $2.2 million for the financial year ended December 31, 2023, representing approximately 29.4% and 22.6% of our total revenue, respectively for the corresponding financial years. Costs in 2024 were higher due to professional fees related to our Public Offering.

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

Other Expense, Net

The following table sets forth the breakdown of our other expense, net for the financial years ended December 31, 2024 and 2023:

	Financial Years ended December 31,
	2024	2023
	$’000	$’000

Interest income	1	6
Interest expense	(334)	(221)
Gain from disposal of property and equipment	59	88
Government grant	10	27
Gain in foreign exchanges, net	66	-
Other income	229	101

Total	31	1

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

For the financial year ended December 31, 2024, our income tax increased to approximately $0.16 million and our effective tax rate, calculated as income tax divided by profit before income tax, was approximately 29.7% due to the increase on non-deductible expenses. Such income tax increase was generally in line with the increase in our profit for the financial year.

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

In addition, the related parties disclosed in notes to the consolidated financial statements, undertake that they will not demand the repayment of the amounts due from the Company amounting to approximately $7.0 million until the Company’s resources permit.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2024 and 2023:

	Financial Years ended December 31,
	2024	2023
	$’000	$’000

Cash and cash equivalents at beginning of the financial year	189	1,275

Net cash provided by operating activities	3,330	194
Net cash used in investing activities	(7,550)	(2,344)
Net cash provided by financing activities	7,217	1,011
Effect on exchange rate change on cash and cash equivalents	(255)	53

Net change in cash and cash equivalents	2,742	(1,086)

Cash and cash equivalent and restricted cash as at end of the financial year	2,931	189
Add: Fixed deposits with maturities over 3 months	76	161
Total cash and cash equivalent as at end of the financial year	3,007	350

Cash flows from operating activities

For the financial year ended December 31, 2024, our net cash provided by operating activities was approximately $3.3 million, which primarily consisted of our net income of approximately $0.4 million, adding back (i) the non-cash depreciation of property and equipment, amortization of right-of-use asset and intangible assets of approximately $1.5 million, (ii) the decrease in inventories of approximately $0.002 million, (iii) the increase in accounts payables, accrued liabilities and provision of approximately $2.1 million, (iv) the decrease in accounts receivables of approximately $0.04 million, (v) the increase in contract liabilities of approximately $0.3 million, (vi) the increase in tax payable of approximately $0.2 million, and was partially offset by (a) the gain on disposal of property, plant and equipment of approximately $0.06 million , (b) the increase in contract assets of approximately $1.0 million.

For the financial year ended December 31, 2023, our net cash provided by operating activities was approximately $0.2 million, which primarily consisted of our net income of approximately $0.2 million, adding back (i) the non-cash depreciation of property and equipment, amortization of right-of-use asset and intangible assets of approximately $1.3 million, (ii) the increase in accounts payables, accrued liabilities and provision of approximately $1.0 million, (iii) the decrease in inventories of approximately $0.02 million, (iv) the decrease in contract assets of approximately $0.3 million, and was partially offset by (a) the increase in accounts receivables of approximately $2.2 million; (b) the decrease in tax payable of approximately $0.3 million, and (c) the gain on disposal of property, plant and equipment of approximately $0.09 million.

Cash flows from investing activities

For the financial year ended December 31, 2024, our net cash used in investing activities was approximately $7.6 million, primarily consisting of the purchase of property and equipment approximately $7.8 million and offset by the proceeds from disposal of property and equipment approximately $0.2 million.

For the financial year ended December 31, 2023, our net cash used in investing activities was approximately $2.3 million, primarily consisting of the purchase of property and equipment approximately $3.0 million and offset by the proceeds from disposal of property and equipment approximately $0.7 million.

Cash flows from financing activities

Our cash flows provided by/used in financing activities primarily consists of proceeds/repayment of bank loans, the proceed from the issuance of new shares, the payment for interest and capital portion of lease liabilities and the dividend payment.

For the financial year ended December 31, 2024, our net cash provided by financing activities was approximately $7.2 million, which mainly consisted of net proceed from bank loans of approximately $1.1 million, the proceed from the issuance of new shares of approximately $5.1 million, the loan from directors of approximately $1.3 million and the repayment of lease liabilities of approximately $0.4 million.

For the financial year ended December 31, 2023, our net cash provided by financing activities was approximately $1.0 million, which mainly consisted of net proceed from bank loans of approximately $1.1 million, the dividend payment to related parties of approximately $0.2 million and the new finance lease liabilities of approximately $0.7 million.

Accounts receivable

Our net accounts receivable increased to approximately $2.5 million as of December 31, 2025 from approximately $1.9 million as of December 31, 2024. The increase was primarily attributable to an overall increase in project sales invoices billing during the financial year ended December 31, 2025.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 90 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer ageing invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2025	2024
	$’000	$’000

Within 30 days	1,030	306
Between 31 and 60 days	725	469
Between 61 and 90 days	418	10
Between 91 and 120 days	213	36
Between 121 and 150 days	44	880
More than 150 days	28	180

	2458	1,881

We have a policy for determining the expected credit loss based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The expected credit loss for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for the expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the financial year ended December 31, 2025 and 2024, other than the expected credit loss discussed above, no impairment loss was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 30 days. Our accounts payable were approximately $1.6 million as of December 31, 2025 and approximately $0.6 million as of December 31, 2024. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the financial years ended December 31, 2025 and 2024.

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

We had the following contractual obligations and lease commitments as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	More than 1 Year
	$’000	$’000	$’000

Lease commitment	2,977	744	2,233
Bank loan repayment	8,927	1,955	6,972

Total obligations	11,904	2,699	9,205

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the net proceeds from the Public Offering.

Bank Indebtedness

Bank Borrowings	Terms of repayments	Annual interest rate	As of December 31,
			2025	2024
			$’000	$’000

Term loans	5 - 14 years	2.0% to 3.7%	7,162	4,272
Bank overdraft	On demand	5.25%	1,765	1,738

Total			8,927	6,010

As of December 31, 2025 and 2024, bank borrowings were comprised of term loans which bear annual interest at fixed rates ranging from 2.0 % to 3.7% per year and are repayable in 5 to 14 years and bank overdrafts payable on demand that were obtained from several financial institutions in Singapore.

Capital Commitments

As of December 31, 2025 and 2024, the Company has capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Financial Years ended December 31,
	2025	2024
	$’000	$’000

Construction of properties	3,893	6,694

Off-Balance Sheet Transactions

As of December 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

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

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements: (1) Revenue recognition; (2) Allowance for expected credit losses on receivables; and (3) Stock-based compensation.

Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting estimates involve the most significant estimates and judgments used in the preparation of our financial statements:

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

Allowance for expected credit losses on receivables

ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses than under the current incurred loss approach, which requires waiting to recognize a loss until it is probable of having been incurred. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures. The Company applied an allowance for expected credit losses to contracts receivables based on expected credit loss methodology as in line with the said standard.

Stock-based compensation

The Company accounts for share-based payment awards in accordance with ASC 718, Compensation—Stock Compensation. The Company measures equity-classified share-based awards at grant-date fair value and recognizes compensation cost over the vesting period, with a corresponding increase to additional paid-in capital. The grant date is the date on which the Company and the grantee reach a mutual understanding of the key terms and conditions of the award.

Equity-classified stock-based compensation awards are measured at the grant-date fair value of the equity instruments. The grant-date fair value of equity-classified awards is recognized as compensation expense on a straight-line basis over the requisite service period (generally the vesting period), with a corresponding credit to additional paid-in capital.

The amount of compensation cost recognized is based on the grant-date fair value of the awards and the Company’s estimate of the number of awards expected to vest. Estimates of forfeitures are incorporated into the recognition of compensation cost, and the Company revises its estimates of expected forfeitures at each reporting date. The impact of any change in estimate is recognized in earnings with a corresponding adjustment to equity.

Market conditions are reflected in the grant-date fair value and do not affect the number of awards expected to vest. Performance conditions are considered in determining the number of awards expected to vest, and compensation cost is recognized only if it is probable that the performance condition will be achieved.

Upon settlement or exercise of awards, the balance in additional paid-in capital relating to those awards is reclassified to common stock and additional paid-in capital.

Impact of Inflation

According to the Monetary Authority of Singapore (the “MAS”), the year-over-year percentage changes in the consumer price index for 2024 and 2024 were 0.7% and 2.4%, respectively as reported by the MAS at https://www.mas.gov.sg/news/monetary-policy-statements/2026/mas-onetary-policy-statement-29jan26. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our Directors believe that there is no apparent seasonality factor affecting the industry in which our Group is operating.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically 12 months and interest rates are subject to change upon renewal.

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

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Executive Directors and Executive Officers and our Independent Non-executive Directors:

Name	Age	Title

Executive Directors and Executive Officers:

Ms. Xiaoyan Liao	45	Executive Director and Human Resources and Administrative Director

Mr. Chun Seong Ng	49	Executive Director and Chief Operating Officer

Mr. Koon Kiat Sze	59	Chief Executive Officer

Mr. Kok Leong Wong (James)	49	Project Director (Power/Telecom)

Mr. Teck Shen Tang	42	Project Director (M&E)

Ms. Phaik Shya Koay	41	Financial Controller

Independent Non-executive Directors:

Mr. Chin Hoong Chan (Edmund)	37	Independent Non-executive Director

Mr. Chung Keong Cheong (Dickson)	56	Independent Non-executive Director

Mr. Kian San Lum (Alvin)	36	Independent Non-executive Director

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

Mr. Alvin Lum currently holds two (2) executive directorships. He began serving as the executive director at CFO CA Pte Ltd in 2019, and at Your Corporate Solutions Pte Ltd in 2022.

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

Compensation of Directors and Executive Officers

For the financial year ended December 31, 2025, we paid an aggregate of approximately S$1.4 million ($1.1 million) in cash to each of our Directors and Executive Officers – Mr. Sze, Ms. Liao, Mr. Ng, Mr. Tang, Mr. Wong, Mr. Han, Ms. Koay, Mr. Alvin Lum, Mr. Edmund Chan and Mr. Dickson Cheong. For the financial year ended December 31, 2024, we paid an aggregate of approximately S$1.3 million ($1.0 million) in cash to each of our Executive Directors and Executive Officers – Mr. Sze, Ms. Liao, Mr. Ng, Mr. Tang, Mr. Wong, Mr. Han and Ms. Koay. For the financial year ended December 31, 2023, we paid an aggregate of approximately S$1.2 million ($0.9 million) in cash to each of our Executive Directors and Executive Officers – Mr. Sze, Ms. Liao, Mr. Ng, Mr. Tang, Mr. Wong and Ms. Koay.

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

Applicable percentage ownership is based on 24,375,000 Ordinary Shares of our Company issued and outstanding as the date of this Annual Report, which reflects our shares outstanding prior to the 10 for 1 share consolidation that took effect on April 6, 2026.

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

Unless otherwise noted below, the address of each person listed on the table is 27 First Lok Yang Road Singapore 629735.

	Ordinary Shares Beneficially Owned Before this Annual Report		Ordinary Shares Beneficially Owned after this Annual Report
Name of Beneficial Owners	Number	Percentage(3)	Number	Percentage(4)

Named Executive Directors and Executive Officers:
Ms. Xiaoyan Liao(1)	7,823,713	41.73%	7,823,713	32.10%

Mr. Koon Kiat Sze(2)	-	-	-	-

Mr. Chun Seong Ng	2,335,163	12.45%	2,335,163	9.58%

Mr. Teck Shen Tang	693,750	3.70%	693,750	2.85%

Mr. Kok Leong Wong, James	-	-	-	-

Ms. Phaik Shya Koay	-	-	-	-

Independent Non-executive Directors:
Mr. Chin Hoong Chan, Edmund	-	-	-	-

Mr. Chung Keong Cheong, Dickson	-	-	-	-

Mr. Kian San Lum, Alvin	-	-	-	-

Total:	10,852,626	57.88%	10,852,626	44.53%

Notes:

(1)	Ms. Xiaoyan Liao is the spouse of Mr. Koon Kiat Sze, our Chief Executive Officer.
(2)	Mr. Koon Kiat Sze is the spouse of Ms. Xiaoyan Liao, our Executive Director and Human Resources and Administrative Director.
(3)	18,750,000 Ordinary Shares of our Company issued and outstanding before the date of this Annual Report
(4)	24,375,000 Ordinary Shares of our Company issued and outstanding after the date of this Annual Report

Related Party Transactions

We have an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form F-1 and Form 20-F and may not be considered as related party transactions under Singapore law.

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

Sales, sundry income, cost of sales and expenses associated with SKK HDD Works (2019) Pte Ltd transactions for the financial years ended December 31, 2025, 2024 and 2023 were:

Financial Years ended December 31,
	2025	2024	2023
Nature of transactions	$’000	$’000	$’000

Sales*
- SKK HDD Works (2019) Pte Ltd#	-	-	-

Sundry income*
- SKK HDD Works (2019) Pte Ltd#	-	-	-

Cost of sales*
- SKK HDD Works (2019) Pte Ltd#	-	-	-

Expenses*
- SKK HDD Works (2019) Pte Ltd#	-	-	-

Related Party	Relationship with our Group
SKK Works Pte Ltd	Prior to our reorganization, Ms. Liao owned 1,798,200 shares representing 74.0%, Mr. Ng owned 510,300 shares representing 21.0% and Mr. Tang owned 121,500 shares representing 5.0% in SKK Works Pte Ltd.
Ms. Liao	She is our Executive Director and controlling shareholder of our Company.
Mr. Ng	He is our Executive Director and shareholder of our Company and on January 9, 2023, he ceased to be the director of SKK HDD Works (2019) Pte Ltd.
Mr. Tang	He is our Executive Officer and shareholder of our Company.
SKK HDD Works (2019) Pte Ltd#	SKK Works Pte Ltd owned 264,000 shares representing 80.0% and Mr. Kim Hor Ng, an independent third party, owned 66,000 shares representing 20.0%, respectively, in SKK HDD Works (2019) Pte Ltd. On January 9, 2023, SKK HDD Works (2019) Pte Ltd was divested and ceased to be the subsidiary of SKK Works Pte Ltd.

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

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On October 7, 2024, the Company had completed its initial public offering of 1,750,000 Ordinary Shares at a public offering price of $4.00 per share (the “Public Offering”). Total net proceeds to the Company from the Public Offering, after deducting the underwriting discounts and commission expenses and related expenses, were approximately $5.3 million. The Ordinary Shares began trading on October 8, 2024 on the Nasdaq Capital Market under the ticker symbol “SKK.”

History of Ordinary Shares Issuance

The following is a summary of our securities issuances in the past three (3) years.

On March 27, 2023, in connection with the Company’s incorporation on such date, the Company issued one Ordinary Share to Conyers Trust Company (Cayman Limited), which was transferred to Ms. Liao on the date of issuance.

On October 18, 2023, the Company issued an aggregate of 2,429,999 additional Ordinary Shares of a par value of $0.001 each to our five (5) founding shareholders (1,457,541 shares for Ms. Liao, 413,558 shares for Mr. Ng, 121,500 shares for Mr. Tang, 218,700 shares for Ease Joy and 218,700 shares for Novel Challenge) in exchange for cash subscriptions equal to the par value of such Ordinary Shares, representing approximately 59.98%, 17.02%, 5.00%, 9.00% and 9.00% of the issued share capital of the Company, respectively.

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

On October 7, 2024, the Company had completed its initial public offering of 1,750,000 Ordinary Shares at a public offering price of $4.00 per share (the “Public Offering”). Total net proceeds to the Company from the Public Offering, after the underwriting discounts and commission expenses and related expenses, were approximately $5.3 million. The Ordinary Shares began trading on October 8, 2024 on the Nasdaq Capital Market under the ticker symbol “SKK.”

On March 24, 2025, the Company had completed the issuance of 3,125,000 Ordinary Shares for the2024 Equity Incentive Plan as announced on December 31, 2024.

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

Voting Rights. Voting at any meeting of shareholders is by way of a poll except that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three (3) shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

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

Shareholders’ general meetings may be convened by the chairperson of our Board of Directors or by a majority of our Board of Directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two (2) shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

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

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four (4); and
●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our Directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two (2) months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

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

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least 90% of the votes at a general meeting of the subsidiary.

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

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved (i) in the case of a shareholder scheme, by 75% in value of the members or class of members, as the case may be, with whom the arrangement is to be made and (ii) in the case of a creditor scheme only, by a majority in number of each class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four (4) months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

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

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two (2) components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

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

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Amended and Restated Memorandum and Articles of Association, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Amended and Restated Memorandum and Articles of Association, a director’s office shall be vacated if the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or compounds with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our Board of Directors, is absent from three (3) consecutive meetings of the board and the board resolves that his office be vacated; (v) is prohibited by law from being a director or; (vi) is removed from office pursuant to the laws of the Cayman Islands or any other provisions of our Amended and Restated Memorandum and Articles of Association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three (3) years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15.0% or more of the target’s outstanding voting share within the past three (3) years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial years ended December 31, 2025 and 2024.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three (3) preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

Translation of amounts from SGD into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023

Year-end SGD:US$ exchange rate	1.2842	1.3581	1.3181
Annual average SGD:US$ exchange rate	1.3102	1.3342	1.3434

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were not effective.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of the financial statement for the Company’s Annual Report on Form 20-F for the years ended December 31, 2023, 2024 and 2025, our management evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 and determined they were not effective. The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future.

To remedy the identified material weakness, we took several measure to improve our internal control over financial reporting, including, among others: (1) recruiting more qualified personnel equipped with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework, (2) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, (3) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements, (4) recruiting more qualified internal control personnel with experience in the requirements of the Sarbanes-Oxley Act and adopting accounting and internal control guidance on U.S. GAAP and SEC reporting, and (5) preparing more detailed guidance and manuals on financial closing policies and procedures to improve the quality and accuracy of period-end financial closing process.

Changes in Internal Control over Financial Reporting

During the financial year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting other than the matter noted above.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31
	2025	2024
	$’000	$’000
Audit Fees	187	115
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

Total	187	115

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three (3) members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches for the financial years ended December 31, 2025 and 2024.

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

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

INDEX TO SKK HOLDINGS LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
SKK Holdings Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of SKK Holdings Limited and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows in each of the years for the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows in each of the years for the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of our management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of our internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No. 1171

We have served as the Company’s auditor since 2025.

San Mateo, California

April 10, 2026

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2025	2024
	$’000	$’000
ASSETS
Current assets:
Cash and cash equivalents	732	2,931
Restricted cash	81	76
Accounts receivable, net	2,458	1,881
Inventories	45	43
Contract assets	6,697	4,974
Deposits, prepayments and other receivables	1,243	890

Total current assets	11,256	10,795

Non-current assets:
Property and equipment, net	19,845	14,625
Right-of-use assets, net	542	601
Intangible assets	-	1

Total non-current assets	20,387	15,227

TOTAL ASSETS	31,643	26,022

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4,922	3,714
Amounts due to related parties	6,995	5,991
Bank borrowings	1,955	2,558
Contract liabilities	442	303
Finance lease liabilities	647	715
Operating lease liabilities	88	79
Income tax payable	140	252

Total current liabilities	15,189	13,612

Long-term liabilities:
Bank borrowings	6,972	3,452
Finance lease liabilities	1,750	1,096
Operating lease liabilities	492	548
Deferred tax liabilities	-	32

Total long-term liabilities	9,214	5,128

TOTAL LIABILITIES	24,403	18,740

Shareholders’ equity
Ordinary share, par value US$0.00025, 2,000,000,000 shares authorized, 18,750,000 ordinary shares issued and outstanding, 15,625,000 ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively	5	4
Additional paid-in capital	9,365	6,967
Accumulated other comprehensive income (loss)	202	(277)
(Accumulated losses) Retained earnings	(2,332)	588

Total shareholders’ equity	7,240	7,282

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	31,643	26,022

See accompanying notes to consolidated financial statements.

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Revenue, net	12,949	11,108	9,663

Cost of revenue	(9,695)	(7,087)	(6,914)

Gross profit	3,254	4,021	2,749

Selling and distribution expenses	(236)	(245)	(242)
General and administrative expenses	(3,153)	(3,264)	(2,182)
Stock-based compensation	(2,399)	-	-

	(5,788)	(3,509)	(2,424)

(Loss) Profit from operations	(2,534)	512	325

Other (expense) income:
Interest income	10	1	6
Interest expense	(481)	(334)	(221)
Gain from disposal of property and equipment	119	59	88
Write off of property and equipment	(190)	-	-
Government grant	50	10	27
(Loss) Gain in foreign exchange, net	(116)	66	-
Other income	326	229	101

Total other (expense) income, net	(282)	31	1

(Loss) Income before income taxes	(2,816)	543	326

Income tax expense	(104)	(161)	(128)

NET (LOSS) INCOME	(2,920)	382	198

Other comprehensive loss:
Foreign currency translation adjustment	479	(287)	43

COMPREHENSIVE (LOSS) INCOME	(2,441)	95	241

Net (loss) income per share
Basic and Diluted	(0.16)	0.02	0.01

Weighted average number of ordinary shares outstanding
Basic and Diluted (’000)	18,750	15,625	13,875

See accompanying notes to consolidated financial statements.

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares*		Additional	Accumulated other		Total
	No. of shares	Amount	paid-in capital	comprehensive income (loss)	Retained earnings	shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2023	13,875	3	1,834	(33)	8	1,812

Foreign currency translation adjustment	-	-	-	43	-	43
Net income for the year	-	-	-	-	198	198

Balance as of December 31, 2023	13,875	3	1,834	10	206	2,053

Foreign currency translation adjustment	-	-	-	(287)	-	(287)
Net income for the year	-	-	-	-	382	382
Issuance of new shares	1,750	1	5,133	-	-	5,134

Balance as of December 31, 2024	15,625	4	6,967	(277)	588	7,282

Foreign currency translation adjustment	-	-	-	479	-	479
Net income for the year					(2,920)	(2,920)
Shares issued as stock-based compensations	3,125	1	2,398	-	-	2,399

Balance as of December 31, 2025	18,750	5	9,365	202	(2,332)	7,240

See accompanying notes to consolidated financial statements.

SKK HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Cash flows from operating activities:
Net (loss) income	(2,920)	382	198
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	1,493	1,373	1,208
Amortization of right-of-use assets	91	89	91
Amortization of intangible assets	1	13	3
Gain on disposal of property and equipment	(119)	(59)	(88)
Write off of property and equipment	190	-	-
Unrealized gain on foreign exchange, net	(408)	-	-
Stock-based compensation	2,399	-	-

Change in operating assets and liabilities:
Accounts receivable	(930)	47	(2,175)
Inventories	(1)	2	16
Accounts payable and accrued liabilities	1,208	2,063	979
Contract assets	(1,408)	(1,040)	268
Contract liabilities	119	303	-
Repayment of operating lease liabilities	(82)	-	-
Income tax payable	(145)	157	(306)

Net cash (used in) provided by operating activities	(512)	3,330	194

Cash flows from investing activities:
Purchase of property and equipment	(5,136)	(7,814)	(3,042)
Proceeds from disposal of property and equipment	684	184	703
(Withdrawal) Addition of fixed deposits	(5)	80	(5)

Net cash used in investing activities	(4,457)	(7,550)	(2,344)

Cash flows from financing activities:
Proceeds from bank borrowings	3,064	3,451	2,572
Repayment of bank borrowings	(543)	(2,343)	(1,468)
Addition of finance lease liabilities	-	-	692
Repayment of finance lease liabilities	(927)	(361)	(580)
Proceeds from the issuance of new shares	-	5,133	-
Amounts due to related parties	699	1,337	-
Dividend paid to shareholders	-	-	(205)

Net cash provided by financing activities	2,293	7,217	1,011

Effect on exchange rate change on cash and cash equivalents	477	(255)	53

Net change in cash and cash equivalents and restricted cash	(2,199)	2,742	(1,086)

BEGINNING OF YEAR	2,931	189	1,275

END OF YEAR	732	2,931	189
Add: Fixed deposits with maturities over 3 months	81	76	161
TOTAL CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	813	3,007	350

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	(261)	(1)	(438)
Cash paid for interest	(481)	(334)	(221)

NON-CASH TRANSACTIONS OF INVESTING ACTIVITIES
Unwinding of interests for lease liabilities	32	36	36

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Right-of-use assets obtained in exchange for finance lease liabilities	1,401	1,647	679

See accompanying notes to consolidated financial statements.

NOTE－1 BUSINESS OVERVIEW

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

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

SKK Group Limited (“SKK Group”)	● British Virgin Islands company ● Incorporated on April 19, 2023 ● Issued and outstanding 1 ordinary share for US$1 ● Investment holding ● Provision of investment holding	100% owned by SKK Holdings

SKK Works Pte Ltd (“SKK Works”)	● Singaporean company ● Incorporated on October 16, 2013 ● Issued and outstanding 8,698,800 ordinary shares for S$8,698,800 ● Construction installation NEC	100% owned by SKK Group

SKK Works M&E Pte Ltd (“SKK M&E”)	● Singaporean company ● Incorporated on March 1, 2018 ● Issued and outstanding 100,000 ordinary shares for S$100,000 ● General contractors and civil engineering	100% owned by SKK Works

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the revenue recognition from contracts using the input method, the allowance for expected credit loss on receivables, assumptions used in assessing right of use assets, impairment of long-lived assets, deferred tax valuation allowance and stock-based compensation.

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

Translation of amounts from S$ into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023

Year-end SGD:US$ exchange rate	1.2842	1.3581	1.3181
Annual average SGD:US$ exchange rate	1.3120	1.3342	1.3434

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case December be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three (3) months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

●	Restricted Cash

Restricted cash represents fixed deposits that are pledged as security for banking facilities and those with original maturities of three months or more, including guarantees and other credit arrangements. These balances are subject to contractual restrictions and are not available for general use by the Company.

●	Accounts Receivable, net

Accounts receivables, net includes amounts billed under the contract terms. Depending on the established process between each individual client and the Company, payment terms are set forth in either the purchase orders, the Letter of Award (LOA), or the contract; the typical payment terms require settlement between 60 and 90 days after the work has been certified. The contract receivable amounts are stated at their net realizable value. The Company maintains the expected credit loss to provide for the estimated number of receivables that will not be collected. The Company considers several factors in its estimate of the allowance, including knowledge of a client’s financial condition, its historical collection experience, the age of the accounts receivable balances, current economic conditions, and reasonable and supportable forward-looking information, including macroeconomic factors such as expected changes in economic growth, industry conditions, and customer-specific risk profiles. In applying the foregoing accounting policy for receivables, management regularly assesses gross outstanding receivables and the related allowance for credit losses by first considering certain qualitative factors, such as seeing how much is owed by the client, whether the balance is overdue or delinquent. In the event that the balance is overdue, management will conduct a root cause analysis to determine why it is overdue. Potential causes may dispute regarding the amount due because of agreed upon deliverables or product quality (amounts that are carried in contracts receivable should not be subject to dispute over quality or amount because all such amounts accounted for as contract receivable are only accrued if they are reasonably expected to be collected). Further in the management’s assessment is consideration if the client is still an ongoing client, which means that he is either regularly making payment in entirety or material partial payments against his balance, or the Company is still performing working on a project and that clients has historically made payment(s); management typically considers these type of clients and their related receivables as collectable and in good standing. Management also incorporates forward-looking adjustments to historical loss rates, where applicable, to reflect expected changes in economic conditions that may impact the collectability of receivables over their remaining life. These adjustments require judgment and are based on available information at the reporting date.

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

Contract assets are classified as current assets as the Company has an unconditional right to bill and expects to realize these balances within one year. The Company does not have any contract assets with billing terms extending beyond one year.

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

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Computer and software	3 years
Furniture and fittings	5 years
Leasehold property	Shorter of the lease term or estimated useful life
Machinery and equipment	1 – 10 years
Motor vehicles	10 years
Tool and equipment	3 – 10 years
Office equipment	3 – 5 years
Renovation	Shorter of the lease term or estimated useful life

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

Property and equipment that are purchased or constructed which require a period of time before the property and equipment are ready for their intended use are accounted for as construction-in-progress. Construction-in-progress is recorded at acquisition cost, including installation costs. Construction-in-progress is transferred to specific property and equipment accounts and commences depreciation when these property and equipment are ready for their intended use.

●	Contract liabilities

Contract liabilities on uncompleted contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within 12 months and are classified as current liabilities.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

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

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The following five (5) steps are applied to achieve that core principle:

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

●	Selling and Distribution

Selling and distribution expenses include related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. There were no advertising expense incurred for the financial years ended December 31, 2025, 2024 and 2023, respectively.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the financial years ended December 31, 2025, 2024 and 2023, the Company received government subsidies of approximately $0.05 million, approximately $0.01 million and approximately $0.03 million, respectively, which are recognized as government grant in the consolidated statements of operations.

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

For the financial years ended December 31, 2025, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than 12 months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

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

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2025, 2024 and 2023, contributions to retirement plans of approximately $0.2 million, approximately $0.1 million and approximately $0.1 million contributions were made accordingly.

●	Stock-based compensation

The Company has equity-classified, stock-based compensation plans under which equity awards are granted to eligible personnel. Compensation cost for equity-classified awards is measured at the grant-date fair value of the award and recognized as expense over the requisite service period (generally the vesting period) with a corresponding credit to additional paid-in capital.

The total compensation cost recognized over the vesting period is based on the grant-date fair value of the awards and the number of awards expected to vest. Estimates of forfeitures are incorporated into the recognition of compensation cost. The Company revises its estimates of expected forfeitures at each reporting date, and the impact of any change in estimate is recognized in earnings with a corresponding adjustment to equity. After the vesting date, no further adjustments to compensation cost are made.

For awards with performance conditions, compensation cost is recognized if it is probable that the performance condition will be achieved. Market conditions are reflected in the grant-date fair value and do not affect the number of awards expected to vest.

Upon settlement or exercise of awards, the balance in additional paid-in capital relating to those awards is reclassified to common stock and additional paid-in capital.

If the terms of an award are modified, the Company recognizes the incremental compensation cost equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification, measured at the date of modification. The original grant-date fair value continues to be recognized over the remaining service period as if the modification had not occurred.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2025, 2024 and 2023, the Company has one reportable segment.

The Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer. The CODM uses segment operating income (loss) to allocate resources to the business segment in the planning process and to assess the performance of the business segment, primarily by monitoring actual results versus the half-yearly plan.

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

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, bank and cash balance approximately $0.7 million were maintained at financial institutions in Singapore, of which approximately $0.8 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the expected credit loss is based on the estimated realizable value. The Company identifies credit risk on a customer by customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

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

NOTE－3 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Accounts receivable – third parties	2,458	1,881

Accounts receivable, net	2,458	1,881

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2025	2024
	$’000	$’000

Within 30 days	1,030	306
Between 31 and 60 days	725	469
Between 61 and 90 days	418	10
Between 91 and 120 days	213	36
Between 121 and 150 days	44	880
More than 150 days	28	180

Accounts receivable, net	2,458	1,881

For the financial years ended December 31, 2025, 2024 and 2023, the Company has not recorded any provision for expected credit loss and charged to the consolidated statements of operations.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and the expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

NOTE－4 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2025	2024
	$’000	$’000

Parts and components	45	43

	45	43

NOTE－5 CONTRACT ASSETS/CONTRACT LIABILITIES

The following table reflects the movements of the net balance of contract assets and contract liabilities.

Movement in contract assets, consists of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Beginning of the financial year	4,974	4,053
Increase resulting from satisfaction of performance obligation	12,231	10,161
Increase resulting from advances from customers	5,192	9,102
Estimated contract earnings to date	22,397	23,316
Less: Progress billings to date	(16,015)	(18,203)
Exchange realignment	315	(139)

End of the financial year	6,697	4,974

Contract liabilities primarily relate to the advance consideration received from customers.

Movement in contract liabilities, consists of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Beginning of the financial year	303	-
Receipt from customers	560	877
Revenue recognised during the year	(441)	(569)
Exchange realignment	20	(5)

End of the financial year	442	303

Increase or decrease in contract assets and contract liabilities mainly due to changes in measurement of contracts’ progress.

NOTE－6 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of December 31,
	2025	2024
	$’000	$’000

Other receivables	132	47
Advances to suppliers	8	434
Deposits	71	89
Prepayment (a)	1,032	320

Total	1,243	890

(a)	Prepayment mainly consist of prepaid insurance and professional consultancy and advisory services relating to corporation, financial, and strategic matters.

NOTE－7 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

At cost
Computer and software	26	35
Furniture and fittings	37	15
Leasehold property	12,190	2,793
Machinery and equipment	5,453	3,624
Motor vehicles	5,944	5,573
Tool and equipment	1,047	952
Office equipment	57	103
Renovation	680	332
Construction in progress	982	6,929

	26,416	20,356
Less: Accumulated depreciation	(6,571)	(5,731)

	19,845	14,625

Depreciation expense for the financial years ended December 31, 2025, 2024 and 2023 were approximately $1.5 million, approximately $1.4 million and approximately $1.3 million, respectively.

The carrying value of property, plant and equipment on finance lease arrangements held by the Company are summarized as follows:

	As of December 31,
	2025	2024
	$’000	$’000

At cost
Machinery and equipment	2,721	1,923
Motor vehicles	2,733	2,340

	5,454	4,263
Less: Accumulated depreciation	(1,206)	(891)

	4,248	3,372

Amortization expenses of assets under finance lease arrangements for the years ended December 31, 2025, 2024 and 2023 amounted to $507,000, $350,000 and $165,000, respectively.

NOTE－8 LEASES

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

The Company uses the weighted average incremental borrowing rate to determine the present value of the lease payments.

Right-of-use assets, net for the amount recognized in the consolidated balance sheet in the table below:

	As of December 31,
	2025	2024
	$’000	$’000

Right-of-use assets, net
At cost	821	776

	821	776
Less: Accumulated amortization	(279)	(175)

	542	601

Amortization expenses of right-of-use assets — operating leases for the years ended December 31, 2025, 2024 and 2023 amounted to $91,000, $89,000 and $91,000, respectively.

Lease liabilities for the amount recognized in the consolidated balance sheet in the table below:

	As of December 31,
	2025	2024
	$’000	$’000

Finance lease liabilities	2,397	1,811
Operating lease liabilities	580	627

Total lease liabilities	2,977	2,438

Finance lease liabilities

	As of December 31,
	2025	2024
	$’000	$’000

Within 1 year	734	780
Between 1 and 2 years	670	389
Between 2 and 3 years	607	328
Between 3 and 4 years	477	303
Between 4 and 5 years	104	157
More than 5 years	-	-
Total future lease payment	2,592	1,957
Less: Imputed interest	(195)	(146)

Present value of finance lease liabilities	2,397	1,811

Representing
Current liabilities	647	715
Non-current liabilities	1,750	1,096

	2,397	1,811

The following table shows the weighted-average lease terms and discount rates for finance leases:

	As of December 31,
	2025	2024

Weighted-average remaining lease term (years)
Finance leases	2.8	2.1

Weighted average discount rate (%)
Finance leases	2.20%	2.31%

Operating lease liabilities

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future operating lease payments, excluding short-term leases, as of December 31, 2025 and 2024, are detailed as follows:

	As of December 31,
	2025	2024
	$’000	$’000

Within 1 year	116	110
Between 1 and 2 years	116	110
Between 2 and 3 years	116	110
Between 3 and 4 years	116	110
Between 4 and 5 years	116	110
More than 5 years	92	197
Total future lease payment	672	747
Less: Imputed interest	(92)	(120)

Present value of operating lease liabilities	580	627

Representing
Current liabilities	88	79
Non-current liabilities	492	548

	580	627

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of December 31,
	2025	2024

Weighted-average remaining lease term (years)
Operating leases	5.8	6.8

Weighted average discount rate (%)
Operating leases	5.25%	5.25%

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	Financial Years ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Operating lease cost:
Lease interest costs	137	104	66
Short-term lease costs	36	17	17

	173	121	83

	Financial Years ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Supplemental cash flow information:
Cash paid for operating leases	114	112	111

Cash paid for finance leases:
-Interest	105	68	30
-Principal	927	285	505

Right-of-use assets obtained in exchange for lease liabilities:
-Finance lease	1,401	1,647	679

NOTE－9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As of December 31,
	2025	2024
	$’000	$’000

Account payables	1,644	604
Other payables (a)	2,732	648
Advances	1	1
Deposits	66	17
Accruals	479	2,444

Total	4,922	3,714

(a)	Other payables mainly consist of amounts payable relating to the leasehold property construction costs.

NOTE－10 BANK BORROWINGS

Bank borrowings consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Term loans	7,162	4,272
Bank overdraft	1,765	1,738

	8,927	6,010

Representing :
Within 12 months	1,955	2,558
Over 1 year	6,972	3,452

	8,927	6,010

Bank loans comprised of the following:

	Maturity	Term of	Annual	As of December 31,
Loan	date	repayments	interest rate	2025	2024
				$’000	$’000

Term loan I	October 31, 2038	14 years	1.00% above Cost of Funds (a)	7,162	3,451
Term loan II	May 31, 2025	5 years	3.70%	-	83
Term loan III	May 31, 2025	5 years	2.00%	-	399
Term loan IV	October 31, 2025	5 years	1.00% above Compounded SORA (b)	-	196
Term loan V	November 30, 2025	5 years	3.70%	-	143
Bank overdraft	N/A	On demand	5.25% Prime Rate (c)	1,765	1,738

				8,927	6,010

(a)	Term loan I bears interest at a variable rate of 1.00% per annum above the lender’s cost of funds.

(b)	Term loan IV bears interest at a variable rate of 1.00% per annum above the Compounded Singapore Overnight Rate Average (“SORA”).

(c)	Bank overdraft bears interest at the lender’s prime rate, which was 5.25% per annum.

As of December 31, 2025 and 2024, bank borrowings were comprised of term loans which bear annual interest at a fixed rate from 2.0% to 3.7% per year and become repayable in 5 to 15 years, and bank overdrafts payable on demand that were obtained from financial institutions in Singapore.

The Company’s bank borrowings are secured by legal mortgages over properties of the Company and director.

Interest related to the bank borrowings were approximately of $0.5 million, approximately of $0.3 million and approximately of $0.2 million for the financial years ended December 31, 2025, 2024 and 2023, respectively.

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

NOTE－12 STOCK-BASED COMPENSATION

The Company accounts for share-based payment awards in accordance with ASC 718, Compensation—Stock Compensation. The Company measures equity-classified share-based awards at grant-date fair value and recognizes compensation cost over the vesting period, with a corresponding increase to additional paid-in capital. The grant date is the date on which the Company and the grantee reach a mutual understanding of the key terms and conditions of the award.

During the year ended December 31, 2025, the Company granted 3.125 million share-based awards to various Professional Service Providers under which the grantees became entitled to receive 3.125 million shares of the Company’s common stock upon satisfaction of the applicable vesting conditions. The share-based awards provided at the issuance price ranging between U.S.$0.74 and U.S.$0.84 per share and were recognized upon the vesting conditions were satisfied during the year. The Company determined that these awards are equity-classified because settlement is in the Company’s equity instruments and the awards do not require liability classification. For the year ended December 31, 2025, the Company recognized share-based compensation expense of $ 2.4 million which was recorded in the consolidated statements of operations and comprehensive income. As of December 31, 2025, there was no unrecognized compensation cost or unsatisfied vesting conditions related to these awards recorded in the consolidated statement of operations and comprehensive income.

The Company notes that the fixed contractual exercise price of U.S.$1.28 per share was higher than the market price of the Company’s common stock on the respective issuance dates. Because the award is equity-classified, this difference did not result in remeasurement, an additional compensation charge, or a loss on issuance on the issuance date. Rather, compensation cost for the award was measured based on the grant-date fair value of the award and recognized over the vesting period. If the Company were to modify the terms of the award, any resulting incremental fair value would be accounted for as an award modification under ASC 718, Compensation—Stock Compensation.

NOTE－13 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Current tax	137	257	128
Underprovision	-	-	-
Overprovision	(33)	(96)	-

Income tax expense	104	161	128

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Singapore that are subject to taxes in the jurisdictions in which they operate, as follows:

Cayman Islands and British Virgin Islands

The Company and its subsidiary, SKK Group are domiciled in the Cayman Islands and the British Virgin Islands, respectively. Both localities currently enjoy permanent income tax holidays; accordingly, the Company and SKK Group not accrue for income taxes.

Singapore

SKK and SKK M&E are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the financial years ended December 31, 2025, 2024 and 2023 are as follows:

	Financial Years ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Income before income taxes	(2,816)	543	326
Singapore’s Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	(479)	92	55
Tax effect of non-taxable income	(4)	(38)	(5)
Tax effect of non-deductible items	556	236	80
Tax incentives	(13)	(41)	(2)
Deferred tax asset not recognised	77	-	-
Unutilised capital allowance carried back	-	8	-
Over provision in prior years	(33)	(96)	-

Income tax expense	104	161	128

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2025, 2024 and 2023.

NOTE－14 SIGNIFICANT RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties:

Related parties	Relationship	As of December 31,
		2025	2024
		$’000	$’000
Dividend payables:
Ms Liao(1)	Shareholder	3,535	3,342
Mr. Ng(2)	Shareholder	997	943
		4,532	4,285

Amount due to:
Ms Liao(1)	Shareholder	1,523	776
Mr. Ng(2)	Shareholder	12	2
Mr. Tang(3)	Shareholder	*	*
		1,535	778

Amount due to:
Mr. Sze(4)	Chief Executive Officer	928	928

*	Amount is insignificant and lesser than $1,000.

Non-trade amount due to shareholders are unsecured, interest-free and repayment on demand. As of December 31, 2025 and 2024, the outstanding amounts are $1,535,000 and $778,000. These balances primarily arise from payments made by shareholders on behalf of the Company and advances provided to support the Company’s operating activities.

Non-trade amount due to chief executive officer is unsecured, interest-free and repayment on demand. As of December 31, 2025 and 2024, the outstanding amounts are $928,000 and $928,000. These balances primarily arise from payments made by chief executive officer on behalf of the Company.

Non-trade dividend payables to shareholders unsecured, interest-free and repayment on demand. The amount mainly were related to the approved the total amount of the distribution of interim dividend of approximately $4.9 million (S$6.8 million) to Ms. Liao and Mr. Ng on December 30, 2022 by SKK Works Pte Ltd.

(1)	Ms. Liao is Executive Director, Human Resources and Administrative Director and the controlling shareholder of the Company.

(2)	Mr. Ng is Executive Director, Chief Operating Officer and a shareholder of the Company.

(3)	Mr. Tang is Project Director and a shareholder of the Company.

(4)	Mr. Sze is Chief Executive Officer of the Company and is the spouse of Ms. Liao.

Related party transactions:

		Financial Years ended December 31,
		2025	2024	2023
Nature of transactions	Name	$’000	$’000	$’000

Net advance from / (repayment) to director	Ms Liao	689	497	3,699

Net advance from/ (repayment) to director	Mr. Ng	10	(81)	1,035
Net advance from/ (repayment) to director	Mr. Sze	*	928	-
Net advance from/ (repayment) to director	Mr. Tang	*	*	-

*	Amount is insignificant and lesser than $1,000.

NOTE – 15 SEGMENT REPORTING

The Company derives revenue by engaging civil engineering services that specializes in subsurface utility works including but not limited to, public utility projects, electrical and telecommunication cable laying works, water pipeline works and sewer rehabilitation works. As a results, the Company operates as one operating and reportable segment which the Company operates in and manages its business activities on a consolidated basis.

The accounting policies of the segment are the same as those described in Note “2. Summary of Significant Accounting Policies”. The Company’s CODM uses net income to measure segment profit or loss and assesses performance against expectations to make resource allocation decisions and uses total assets as reported on the consolidated balance sheets to measure segment assets. Additionally, the CODM reviews and uses functional expenses included in net income to manage the Company’s operations and assess operating profitability. The Company operates as one operating and reportable segment, and as such the significant segment expenses regularly provided to the CODM are those presented on the consolidated statements of operations. These significant segment expense include mainly cost of revenue, selling and distribution expenses, and general and administrative expenses. Other segment items that are presented on the consolidated statements of operations include interest and other income (expense), net, provision for income taxes, and non-recurring items such as stock-based compensation. The Company’s entity-wide disclosures, including the breakout of revenue between services are included in Note 16 to the consolidated financial statements.

NOTE – 16 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Revenue from contracts	12,622	10,127	8,237
Revenue from maintenance works and services and others	327	981	1,426

	12,949	11,108	9,663

- Over time	12,622	10,127	8,237
- At a point in time	327	981	1,426

	12,949	11,108	9,663

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

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Singapore	12,949	11,108	9,663

	12,949	11,108	9,663

Unsatisfied or partially unsatisfied performance obligations

Management expects that the approximate transaction price allocated to unsatisfied or partially unsatisfied performance obligations as at the end of the reporting periods may be recognized as revenue in the next reporting periods as follow:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Partial and fully unsatisfied performance obligation as at:
- December 31, 2024	-	-	9,092
- December 31, 2025	-	15,026	-
- December 31, 2026	8,860	-	-

	8,860	15,026	9,092

NOTE－17 CONCENTRATIONS OF RISK

(a)	Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of contracts receivable. The Company conducts credit evaluations of its clients, and generally does not require collateral or other security from them. The Company evaluates its collection experience and long outstanding balances to determine the need for an allowance for expected credit losses. The Company conducts periodic reviews of the financial condition and payment practices of its clients to minimize collection risk on accounts receivable.

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total revenue:

	Financial Years ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Amount of the Company’s revenue
Customer A	3,935	*	-
Customer B	3,550	*	1,060
Customer C	3,163	*	2,413
Customer D	1,323	*	-
Customer E	-	4,857	*
Customer F	-	*	2,625
Customer F	-	*	1,714

*	Represents percentages less than 10%

The following table sets forth a summary of single customers whom represent 10% or more of the Company’s total gross accounts receivable:

	Financial Years ended December 31,
	2025	2024
	$’000	$’000
Amount of the Company’s accounts receivables
Customer A	1,230	-
Customer B	340	-
Customer C	290	-
Customer D	*	1,387

*	Represents percentages less than 10%

The following table sets forth a summary of suppliers whom represent 10% or more of the Company’s total purchases:

	Financial Years ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Amount of the Company’s purchases:
Supplier A	934	682	584

*	Represents percentages less than 10%

The following table sets forth a summary of single suppliers whom represent 10% or more of the Company’s total payable:

	Financial Years ended December 31,
	2025	2024
	$’000	$’000
Amount of the Company’s accounts payables
Supplier A	367	303
Supplier B	503	-
Supplier C	260	-
Supplier D	*	62

*	Represents percentages less than 10%

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately US$74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2025, bank and cash balance approximately $0.8 million were maintained at financial institutions in Singapore, of which approximately $0.7 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up the expected credit loss based on the estimated realizable value.

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

As of December 31, 2025 and 2024, there was no outstanding from a single customer whose account receivable balances of total consolidated amounts.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2025 and 2024, the borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s all operations are conducted in Singapore. Accordingly, the political, economic, and legal environments in Singapore, as well as the general state of Singapore’s economy influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady. Therefore, there is a possibility that the Company could post the same amount of profit for two (2) comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

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

Potential impact to the Company’s results of operations for 2026 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2026.

The Company manages its capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. Historically, the Company have met its working capital and other liquidity requirements primarily through a combination of cash generated from its operations and loans from banking facilities. Going forward, they expect to fund their working capital and other liquidity requirements from various sources, including but not limited to cash generated from operations, loans from banking facilities, the net proceeds from equity and debt financings as and when appropriate.

In addition, the related parties disclosed in note 14 to the consolidated financial statements, undertake that they will not demand the repayment of the amounts due from the Company amounting to approximately U.S.$7.0 million until the Company’s resources permit.

NOTE－18 COMMITMENTS AND CONTINGENCIES

Litigation — The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2025 and 2024, the Company has capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are as follows:

	Financial Years ended December 31,
	2025	2024
	$’000	$’000

Construction of properties	3,893	6,694

NOTE－19 REVISION OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

In preparing the consolidated financial statements as of and for the year ended December 31, 2025, the Company identified an error in its previously issued financial statements related to a mis-computation of the gain from disposal of property and equipment in the fiscal year ended December 31, 2024, which affected certain line items within the consolidated balance sheets and statements of operations and comprehensive income. The Company assessed the materiality of the misstatement both quantitatively and qualitatively in accordance with ASC 250, Accounting Changes and Error Corrections, and determined the correction of this error to be immaterial to the prior period financial statements taken as a whole and, therefore, amending the previously filed report to correct the error was not required. The Company has corrected the error by revising the comparative financial statements and adjusting the prior period financial information as summarized below and has added disclosure of the error in the notes to the consolidated financial statements.

	Financial Year ended December 31, 2024
	As previously reported	Revision	As revised
	$’000	$’000	$’000
Consolidated balance sheets
Property and equipment, net	14,687	(62)	14,625
Retained earnings	650	(62)	588

Consolidated Statements of Operations and Comprehensive Income
Gain from disposal of property and equipment	121	(62)	59
Income before income taxes	605	(62)	543

NOTE－20 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than those disclosed below.

On March 18, 2026 (the “Completion Date of Professional Services”), the Company issued and allotted 5,625,000 ordinary shares in relation to stock-based compensation which awarded to various Professional Service Providers and the grantees became entitled to receive these shares of the Company’s common stock upon satisfaction of the applicable vesting conditions. The reporting deliverables were issued on the Completion Date of Professional Services where the vesting conditions have been fulfilled and completed on the same date.

On April 6, 2026, the Company effected a share consolidation on a 10 for 1 ratio. The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq. As a result of the share consolidation, the number of issued and outstanding ordinary shares of the Company was reduced from 24,375,000 to 2,437,503. The disclosure throughout this report does not reflect the share consolidation, unless otherwise noted.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association
2.1	Description of Securities
8.1	List of Subsidiaries
11.1	Insider Trading Policy
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	Inline XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

85

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Dated: April 10, 2026

SKK Holdings Limited

By:	/s/ Koon Kiat Sze
Name:	Koon Kiat Sze
Title:	Chief Executive Officer (Principal Executive Officer)

By:	/s/ Koay Phaik Shya
Name:	Koay Phaik Shya
Title:	Financial Controller (Principal Financial Officer)

86